Exhibit 99.1

2018 INTERIM REPORT
PETROCHINA COMPANY LIMITED

This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee for future performance, nor do these statements constitute substantial undertakings to investors by the Group. Actual results may differ from the information contained in the forward-looking statements. Investors shall be aware of the risks relating to investments.

3	CORPORATE PROFILE

6	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

9	CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

13	DIRECTORS’ REPORT

33	SIGNIFICANT EVENTS

51	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

53	RELEVANT INFORMATION ON CORPORATE BONDS

FINANCIAL STATEMENTS

59	PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS

139	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

165	DOCUMENTS AVAILABLE FOR INSPECTION

166	CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

2018 INTERIM REPORT   IMPORTANT NOTICE

IMPORTANT NOTICE

The board of directors (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of PetroChina Company Limited (the “Company”) warrant the truthfulness, accuracy and completeness of the information contained in this interim report and that there are no material omissions from, misrepresentation or misleading statements contained in the interim report, and severally and jointly accept full responsibility hereof. No substantial shareholder of the Company has obtained any funds from the Company from non-operating activities. This interim report was approved at the fourth meeting of the Board in 2018. Mr. Zhang Jianhua, Vice Chairman and President, Mr. Liu Yuezhen, a non-executive Director, Mr. Liu Hongbin, a non-executive Director, Mr. Duan Liangwei, a non-executive Director and Mr. Simon Henry, an independent non-executive Director were absent from the fourth meeting of Board in 2018 for some reason, but had separately authorised Mr. Wang Yilin, Chairman of the Board, Mr. Qin Weizhong, a non-executive Director, Mr. Hou Qijun, an executive Director, Mr. Tokuchi Tatsuhito, an independent non-executive Director in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Mr. Wang Yilin, Chairman of the Board, Mr. Zhang Jianhua, Vice Chairman and President, and Mr. Chai Shouping, Chief Financial Officer, warrant the truthfulness, accuracy and completeness of the financial statements included in this interim report.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this interim report are unaudited.

In overall consideration of the good fundamentals of development, financial condition and cash flow, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.02220 yuan per share (inclusive of applicable tax) for 2018 in addition to an interim dividend of RMB0.06660 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of net profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.08880 yuan per share (inclusive of applicable tax) for the six months ended June 30, 2018 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2018. The total amount of the interim dividend payable is RMB16,252 million.

    CORPORATE PROFILE

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (the Chinese name has been changed from 中國石油天然氣集團公司 to 中國石油天然氣集團有限公司, the abbreviation of which is “CNPC” before and after the change of name).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the “HKEx” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Registered Chinese Name of the Company:	中國石油天然氣股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Wang Yilin
Secretary to the Board:	Wu Enlai
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86 (10) 5998 2622
Facsimile:	86 (10) 6209 9557
Email Address:	zxy@petrochina.com.cn

2018 INTERIM REPORT  CORPORATE PROFILE

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86 (10) 5998 6959
Facsimile:	86 (10) 6209 9559
Email Address:	liangg@petrochina.com.cn

Chief Representative of Hong Kong Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower,16 Andelu
Dongcheng District
Beijing, PRC
Postal Code:	100011
Office Address of the Company:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Website:	http://www.petrochina.com.cn
Company’s Email Address:	zxy@petrochina.com.cn

Newspapers for information disclosure:

A shares: China Securities Journal, Shanghai Securities News and Securities Times

Website publishing this interim report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this interim report are available at:	No. 9 Dongzhimen North Street,
Dongcheng District, Beijing, PRC

    CORPORATE PROFILE

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

Other Related Information:
Company Registration:	May 17, 2016

Registration Authority:	Beijing Administration for Industry and Commerce

Index for Registration Enquiry:	Website of State Administration for Industry and Commerce (http://www.saic.gov.cn)

Unified Social Credit Code:	91110000710925462X

Auditors of the Company:
Domestic Auditors:	KPMG Huazhen LLP
Address:	8th Floor, KPMG Tower, Oriental Plaza,
1 East Chang’an Avenue,
Dongcheng District, Beijing, PRC

Overseas Auditors:	KPMG Certified Public Accountants
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

2018 INTERIM REPORT  SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

1. Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,408,038	2,404,612	0.1
Equity attributable to owners of the Company	1,208,207	1,193,520	1.2

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Revenue	1,108,822	975,909	13.6
Net profit attributable to owners of the Company	27,088	12,676	113.7
Net cash flows from operating activities	146,158	144,833	0.9
Basic earnings per share (RMB Yuan)	0.148	0.069	113.7
Diluted earnings per share (RMB Yuan)	0.148	0.069	113.7
Return on net assets (%)	2.24	1.06	1.18 percentage points

    SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

2. Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,408,333	2,404,910	0.1
Equity attributable to equity holders of the Company	1,208,495	1,193,810	1.2

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	1,108,822	975,909	13.6
Net profit attributable to equity holders of the Company	27,086	12,674	113.7
Net profit after deducting non-recurring profit items attributable to equity holders of the Company	30,227	15,302	97.5
Basic earnings per share (RMB Yuan)	0.148	0.069	113.7
Diluted earnings per share (RMB Yuan)	0.148	0.069	113.7
Weighted average return on net assets (%)	2.24	1.06	1.18 percentage points
Net cash flows from operating activities	146,158	144,833	0.9

2018 INTERIM REPORT  SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

3. Non-recurring Profit/Loss Items

Unit: RMB million
Non-recurring profit/loss items	For the six months ended June 30, 2018
Net loss on disposal of non-current assets	(2,414)
Government grants recognised in the income statement	305
Reversal of provisions for bad debts against receivables	12
Net profit or loss arising from disposal of subsidiary	(8)
Other non-operating income and expenses	(1,958)

Sub-total	(4,063)

Tax impact of non-recurring profit/loss items	912
Impact of non-controlling interests	10

Total	(3,141)

4. Differences between CAS and IFRS

The consolidated net profit of the Group under IFRS and CAS were RMB37,342 million and RMB37,340 million, respectively, with a difference of RMB2 million. The consolidated shareholders’ equity under IFRS and CAS were RMB1,399,997 million and RMB1,400,286 million, respectively, with a difference of RMB289 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

    CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

During the reporting period, there was no change in the total number or structure of shares of the Company arising from bonus issues or placings or otherwise.

2. Shareholdings of Substantial Shareholders

The total number of shareholders of the Company as at June 30, 2018 was 519,693, including 513,105 holders of A shares and 6,588 holders of H shares (including 174 holders of American Depositary Shares).

(1) Shareholdings of the top ten shareholders

							Unit: Shares
Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	149,143,168,236	(1)	81.49	-1,945,525,292	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,876,114,698	(3)	11.41	9,779,665	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account (4)	State-owned legal person	3,820,000,000		2.09	0	0	3,820,000,000
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (5)	State-owned legal person	2,061,000,000		1.13	0	0	2,061,000,000
China Securities Finance Corporation Limited	State-owned legal person	1,133,205,430		0.62	-95,970,600	0	0
Beijing Chengtong Financial Holding Investment Co., Ltd. (1)	State-owned legal person	972,762,646		0.53	972,762,646	0	0
Guoxin Investment Co., Ltd. (1)	State-owned legal person	972,762,646		0.53	972,762,646	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	624,000,000		0.34	0	0	0
Ansteel Group Corporation	State-owned legal person	440,000,000		0.24	0	0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	206,109,200		0.11	0	0	0

2018 INTERIM REPORT  CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

Notes:

(1)

Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. On June 7, 2018, the State-owned Assets Supervision and Administration Commission of the State Council approved the gratuitous transfer of 972,762,646 A shares of the Company, representing approximately 0.53% of the total share capital of the Company, and 972,762,646 A shares of the Company, representing approximately 0.53% of the total share capital of the Company, from CNPC to Beijing Chengtong Financial Holding Investment Co., Ltd. (“Chengtong Financial Holding”) and Guoxin Investment Co., Ltd. (“Guoxin Investment”), respectively. As at the end of the reporting period, the gratuitous transfer registration procedures have been completed. Upon the completion of the gratuitous transfers, CNPC holds 149,143,168,236 A shares, representing approximately 81.49% of the total share capital of the Company, Chengtong Financial Holding holds 972,762,646 A shares, representing approximately 0.53% of the total share capital of the Company, and Guoxin Investment holds 972,762,646 A shares, representing approximately 0.53% of the total share capital of the Company. The details are set out in the announcements of the Company published on the website of the Shanghai Stock Exchange (No. Lin 2018-021 and No. Lin 2018-024) and the Hong Kong Stock Exchange on June 7, 2018.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

On November 21, 2017, CNPC transferred 3,820,000,000 A shares to CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account as 17 CNPC E2 Pledge and Trust Property, representing approximately 2.09% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-049 and the announcement on the website of Hong Kong Stock Exchange on November 21, 2017.

(5)

On July 3, 2017, CNPC transferred 2,061,000,000 A shares to CNPC-CSC-17 CNPC EB Pledge and Trust Special Account as 17 CNPC EB Pledge and Trust Property, representing approximately 1.13% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-028 and the announcement on the website of the Hong Kong Stock Exchange on July 3, 2017.

(2) Shareholdings of the top ten shareholders of shares without selling restrictions

				Unit: Shares
Ranking	Name of shareholders	Number of shares held		Type of shares
1	CNPC	149,143,168,236	(1)	A shares
2	HKSCC Nominees Limited	20,876,114,698		H shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,820,000,000		A shares
4	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,061,000,000		A shares
5	China Securities Finance Corporation Limited	1,133,205,430		A shares
6	Beijing Chengtong Financial Holding Investment Co., Ltd.	972,762,646		A shares
7	Guoxin Investment Co., Ltd.	972,762,646		A shares
8	China Baowu Steel Group Corporation Limited	624,000,000		A shares
9	Ansteel Group Corporation	440,000,000		A shares
10	Central Huijin Asset Management Co., Ltd.	206,109,200		A shares

Note:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

    CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

Statement on related parties or parties acting in concert among the above-mentioned shareholders: The Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of substantial shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2018, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	149,143,168,236	(L)	Beneficial Owner	92.11	81.49

CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc. (2)	H Shares	2,335,398,246	(L)	Interest of Corporation Controlled by the Substantial Shareholder	11.07	1.28

		39,298,000	(S)		0.19	0.02

JPMorgan Chase & Co.(3)	H Shares	1,334,710,252	(L)	Beneficial Owner / Investment Manager / Trustee /Approved Lending Agent	6.32	0.73

		193,635,165	(S)	Beneficial Owner	0.91	0.11

		661,867,126	(LP)	Approved Lending Agent	3.13	0.36

Citigroup Inc.(4)	H Shares	1,101,430,221	(L)	Holder of the Guaranteed Interest in Shares/Interest of Corporation Controlled by the Substantial Shareholder/ Approved Lending Agent	5.22	0.60

		50,906,550	(S)	Interest of Corporation Controlled by the Substantial Shareholder	0.24	0.03

		934,405,871	(LP)	Approved Lending Agent	4.42	0.51

(L) Long position            (S) Short position                (LP) Lending pool

2018 INTERIM REPORT  CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

Notes:

(1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 2,335,398,246 H shares (long position) and 39,298,000 H shares (short position) were held in the capacity as interest of corporation controlled by the substantial shareholder.

(3)

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 380,681,209 H shares (long position) and 193,635,165 H shares (short position) were held in its capacity as beneficial owner; 292,136,817 H shares (long position) were held in its capacity as investment manager, and 25,100 H shares (long position) were held in its capacity as trustee, 661,867,126 H shares (long position) were held in its capacity as approved lending agent. Such 1,334,710,252 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee and approved lending agent.

(4)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 28,424,457 H shares (long position) were held in its capacity as holder of guaranteed interest in shares; 138,599,893 H shares (long position) and 50,906,550 H shares (short position) were held in its capacity as interest in corporation controlled by the substantial shareholder, and 934,405,871 H shares (long position) were held in its capacity as approved lending agent. Such 1,101,430,221 H shares (long position) included the interests held in its capacity as holder of the guaranteed interest in shares, interest of corporation controlled by the substantial shareholder and approved lending agent.

As at June 30, 2018, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

3. Information on Changes of Controlling Shareholder and the De Facto Controller

There was no change in the controlling shareholder or the de facto controller of the Company during the reporting period.

    DIRECTORS’ REPORT

DIRECTORS’ REPORT

The Board is pleased to present its directors’ report:

1. Review of Results of Operations

In the first half of 2018, the global economy recovered generally with increasing unstable and uncertain factors in international politics and economy. The economy of China remained generally stable with good momentum for growth. China’s GDP increased by 6.8% as compared with the same period of last year. The fundamental supply and demand in the global oil market were on the tight side. The average international oil prices increased substantially as compared with the same period of last year.

Facing the complex and volatile political and economic environments domestic and abroad, the Group grasped the favourable opportunities arising from the rise of oil prices and the increase in market demands for natural gas, pursued to its guidelines of steady development, deepened reform and innovation as driving forces, and brought the advantages of integrated upstream and downstream businesses into full play. The Group devoted full efforts to expanding resources and developing markets. By adjusting its structure and promoting optimisation, the Group pushed forward a series of measures including broadening sources of income, reducing costs and improving efficiency. As a result, the Group achieved stable, safe and controllable production and operation, and the operating results improved significantly. The financial position of the Group remained stable with a decrease in interest-bearing debts, asset-liability ratio and gearing ratio. The cash flow was good and the free cash flow remained positive.

(1) Market Review

•	Crude Oil Market

In the first half of 2018, the global demand for oil increased steadily with frequently occurring geopolitical risks in the oil-producing countries, which brought the oil market back to a state of tight balance. The international oil prices fluctuated upwards. The average spot price for North Sea Brent crude oil and West Texas Intermediate (“WTI”) crude oil was US$70.58 per barrel and US$65.52 per barrel, respectively, representing an increase of 36.3% and 31.2% as compared with the same period of last year, respectively. The price spread between WTI crude oil and North Sea Brent crude oil increased slightly.

According to data from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in the first half of 2018 was 94.3 million tons, representing a decrease of 1.6% as compared with the same period of last year.

•	Refined Products Market

In the first half of 2018, the growth rate of domestic market demand for refined products continued to slow down, with an increasingly loose supply and demand balance. According to NDRC data, in the first half of 2018, the quantity of processed crude oil amounted to 293.88 million tons, representing an increase of 6.7% as compared with the same period of last year, and the output of refined products amounted to 183.33 million tons, representing an increase of 8.7% as compared with the same period of last year. The consumption of refined products amounted to 157.95 million tons, representing an increase of 5.6% as compared with the same period of last year, among which, the consumption of gasoline increased by 4.7% and the consumption of diesel increased by 5.3%. In the first half of 2018, the PRC government made 12 adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB540 yuan per ton and RMB525 yuan per ton, respectively. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

2018 INTERIM REPORT  DIRECTORS’ REPORT

•	Chemical Products Market

In the first half of 2018, the chemical products market achieved a generally good performance. Affected alternately by the market demand and the change in costs, the prices of chemical products rose twice and fell twice. In the beginning of the first quarter, as a result of the rise in the crude oil price, the prices of chemical products went up. Later, as affected by inventory, the prices of chemical products fluctuated downwards. In the second quarter, on account of the increase in the demand for chemical products as well as tight supply caused by maintenance and overhauls, the prices of chemical products fluctuated upwards first and, with decrease in demand, increase in imports and structural reform on the supply side, dropped again.

•	Natural Gas Market

In the first half of 2018, the domestic demand for natural gas continued to increase fast. The domestic output of natural gas increased at a steady pace and the import of natural gas increased rapidly. According to NDRC data, in the first half of 2018, the domestic apparent consumption of natural gas was 134.8 billion cubic metres, representing an increase of 17.5% as compared with the same period of last year, the domestic natural gas output was 77.9 billion cubic metres, representing an increase of 4.9% as compared with the same period of last year, and the imports of natural gas amounted to 58.4 billion cubic metres, representing an increase of 39.3% as compared with the same period of last year.

(2) Business Review

•	Exploration and Production

Domestic Exploration Operations

In the first half of 2018, the Group put stress on exploration with high efficiency, sped up exploration of natural gas and strengthened pre-exploration and risk exploration. The Group achieved significant exploration results both in new areas and new zones in old areas, further reinforcing its base of resources. A batch of high-efficiency zones of reserves were confirmed in Junggar, Erdos, Songliao, Bohai Bay and other basins. New progress in natural gas exploration was made in Tarim and other regions. New breakthrough was achieved in the exploration of deep shale gas in Sichuan Basin.

Domestic Development and Production Operations

In the first half of 2018, in its development of oil and gas fields, the Group continued to push forward the steady production of crude oil by formulating production plans in a scientific way, intensifying the classified management of oil reserves and strengthening the organisation and production of such key capacity projects as Mahu and Huaqing. The Group optimised the development of gas reserves, implemented key capacity projects such as Sulige and Gaoshiti-Moxi rapidly and optimised the production of gas fields based on market demand to increase the output of natural gas. The development of such unconventional gas resources as shale gas and coal-bed gas proceeded at a steady pace. In the first half of 2018, the crude oil output from domestic operations amounted to 363.9 million barrels, representing a decrease of 1.3% as compared with the same period of last year, and the marketable natural gas output from domestic operations amounted to 1,649.4 billion cubic feet, representing an increase of 2.5% as compared with the same period of last year. The oil and natural gas equivalent output from domestic operations amounted to 638.9 million barrels, representing an increase of 0.3% as compared with the same period of last year.

    DIRECTORS’ REPORT

Overseas Oil and Gas Operations

In the first half of 2018, leveraging on The Belt and Road Initiative, the Group actively promoted international cooperation in oil and gas and entered into a number of cooperation agreements in Central Asia, Middle East and other regions. Among these, the closing of the Abu Dhabi offshore oil field projects has been completed. In terms of overseas oil and gas exploration, the Group put stress on discovering quality reserves that are quickly recoverable, focusing exploration investment on key regions and key projects, and made new breakthrough progress in several regions. The Group deepened the geological research of oil and gas reserves, continuously carried out water injection projects and pushed forward oil and gas production in an orderly way. In the first half of 2018, the oil and natural gas equivalent output from overseas operations amounted to 97.4 million barrels, representing an increase of 9.4% as compared with the same period of last year and accounting for 13.2% of the total oil and natural gas equivalent output of the Group.

In the first half of 2018, the Group recorded a crude oil output of 437.7 million barrels, representing an increase of 0.4% as compared with the same period of last year, a marketable natural gas output of 1,791.1 billion cubic feet, representing an increase of 3.0% as compared with the same period of last year, and an oil and natural gas equivalent output of 736.3 million barrels, representing an increase of 1.5% as compared with the same period of last year.

2018 INTERIM REPORT  DIRECTORS’ REPORT

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2018	First half of 2017	Changes (%)
Crude oil output	Million barrels	437.7	435.8	0.4
Of which: Domestic	Million barrels	363.9	368.5	(1.3)
Overseas	Million barrels	73.8	67.3	9.6
Marketable natural gas output	Billion cubic feet	1,791.1	1,738.7	3.0
Of which: Domestic	Billion cubic feet	1,649.4	1,608.8	2.5
Overseas	Billion cubic feet	141.7	129.9	9.1
Oil and natural gas equivalent output	Million barrels	736.3	725.7	1.5
Of which: Domestic	Million barrels	638.9	636.7	0.3
Overseas	Million barrels	97.4	89.0	9.4

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

•	Refining and Chemicals

In the first half of 2018, for its refining and chemical operations, the Group pushed forward the market-orientated transformation and upgrading work and made its production and sales in a scientific way. The Group made an overall planning for and optimised the allocation of crude oil and chemical raw materials. The Group improved the processing load of the integrated equipment for refining and chemicals production and refining and chemical equipment with high efficiency. In the refining production, the Group devoted major efforts to adjust the structure of products, reducing the diesel-gasoline ratio from 1.33 for the same period of last year to 1.23. In the chemical production, the Group kept developing new brands of chemical products with a higher percentage of high value-added products. Despite the fact that the contribution to output by Sichuan Petrochemical and Jilin Petrochemical decreased due to scheduled maintenance and overhauls, the Group was still able to achieve an output of chemical products amounting to 11.696 million tons, representing an increase of 0.1% as compared with the same period of last year. In terms of sales of chemical commodity products, the Group responded quickly to market changes by increasing sales to direct supply customers and thus improved the marketing quality. In the first half of 2018, the Group processed 551.6 million barrels of crude oil, representing an increase of 16.1% as compared with the same period of last year, and produced 51.488 million tons of refined products, representing an increase of 19.0% as compared with the same period of last year.

In the first half of 2018, the refinery renovation projects of Liaoyang Petrochemical and Huabei Petrochemical completed intermediate hand-over. The Group pushed forward the implementation of the quality upgrading project of the National VI gasoline and diesel as planned. The adjustment, transformation and upgrading of the refinery structure of Daqing Petrochemical commenced.

    DIRECTORS’ REPORT

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2018	First half of 2017	Changes (%)
Processed crude oil	Million barrels	551.6	475.2	16.1
Gasoline, kerosene and diesel output	’000 ton	51,488	43,284	19.0
Of which: Gasoline	’000 ton	20,964	17,153	22.2
Kerosene	’000 ton	4,796	3,305	45.1
Diesel	’000 ton	25,728	22,826	12.7
Refining yield	%	93.71	93.86	(0.15 percentage point )
Ethylene	’000 ton	2,669	2,837	(5.9)
Synthetic resin	’000 ton	4,397	4,544	(3.2)
Synthetic fibre raw materials and polymers	’000 ton	672	741	(9.3)
Synthetic rubber	’000 ton	423	404	4.7
Urea	’000 ton	509	723	(29.6)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

•	Marketing

Domestic Operations

In the first half of 2018, in its marketing operations, the Group took proactive actions to cope with the significant increase in the supply of refined products and fiercer market competition in domestic market and worked hard to expand sales and increase efficiency. The Group strengthened the links between production and sales and optimised resources allocation to ensure a smooth crude oil business chain. The Group fully intensified the integrated marketing of refined products, fuel cards, non-oil business, lubricants and natural gas and the “Internet + marketing” initiatives, carried out diversified promotional activities, and kept enhancing its end-sale capabilities. The Group brought the professional and intensive advantages of the uSmile brand into full play and optimised its store sales to increase the sales of non-oil products continuously.

International Trading Operations

In the first half of 2018, in its international trading operations, the Group focused on synergy and leveraged the advantages of overseas oil and gas operation centres. The Group made an overall planning for the importation and exportation of resources and vigorously explored high-end and high-profitability markets like Australia and Canada, striving to enhance operating quality.

The Group sold a total of 90.334 million tons of gasoline, kerosene and diesel in the first half of 2018, representing an increase of 10.7% as compared with the same period of last year.

•	Natural Gas and Pipeline

In the first half of 2018, with respect to its natural gas business, the Group made an overall and balanced planning for the organisation, transportation, distribution and marketing of its resources based on the situation of supply and demand and achieved an increase in transmission and sales while maintaining a general balance between production, transportation, sale and storage. The Group leveraged its advantages in centralised regulation and kept optimising the operation of pipeline network to ensure a smooth operation of the natural gas business chain. The Group also leveraged its advantages in professionalised marketing, communicated with customers in advance, optimised sales strategy and structure, resulting in a certain increase in end sales, accompanied by a significant increase in the sales volume of domestic natural gas.

2018 INTERIM REPORT  DIRECTORS’ REPORT

In the first half of 2018, the deployment of pipeline network and the construction of key projects progressed steadily. The China-Russia East Natural Gas Pipeline Project and other projects progressed as scheduled and the construction of the Fujian-Guangdong main branch commenced.

2. Management Discussion and Analysis

(1) The financial data set out below is extracted from the Group’s interim condensed consolidated financial statements prepared under IFRS

•	Consolidated Operating Results

In the first half of 2018, the Group achieved a revenue of RMB1,108,822 million, representing an increase of 13.6% as compared with the same period of last year. Net profit attributable to owners of the Company was RMB27,088 million, representing an increase of 113.7% as compared with the same period of last year. Basic earnings per share were RMB0.148 yuan, representing an increase of RMB0.079 yuan as compared with the same period of last year.

    DIRECTORS’ REPORT

Revenue Revenue increased by 13.6% to RMB1,108,822 million for the first half of 2018 from RMB975,909 million for the first half of 2017. This was primarily due to the combined impact of the rise in the prices and changes in the sales volume of crude oil, natural gas, refined products and other main products.

The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2018 and 2017 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2018	First half of 2017	Percentage of change (%)	First half of 2018	First half of 2017	Percentage of change (%)
Crude oil*	51,231	57,077	(10.2)	2,997	2,368	26.6
Natural gas (100 million cubic metres, RMB/’000 cubic metres) **	1,013.95	1,041.19	(2.6)	1,407	1,189	18.3
Gasoline	37,489	31,743	18.1	6,574	6,482	1.4
Diesel	43,962	41,926	4.9	5,189	4,605	12.7
Kerosene	8,883	7,953	11.7	4,242	3,542	19.8
Heavy oil	10,058	12,476	(19.4)	3,026	2,455	23.3
Polyethylene	2,218	2,287	(3.0)	8,880	8,471	4.8
Lubricant	676	643	5.1	7,918	8,221	(3.7)

*

The crude oil listed above represents all the external sales volume of crude oil of the Group. The sales volume of crude oil decreased as compared with the same period of last year, primarily due to the decrease in the international trading volume of crude oil.

**

The relevant numbers of city gas business was newly included in the sales and average realised price of natural gas. The numbers for the same period of last year were adjusted on the same basis. The sales volume of natural gas decreased as compared with the same period of last year, primarily due to the combined effects of increased domestic sales and decreased international trading volume of natural gas. The average realised price of natural gas increased as compared with the same period of last year primarily due to the combined effects of the increase in the entrepot trading price of natural gas and the effective measures taken by the Company to optimise the structure of sales of natural gas.

Operating Expenses Operating expenses increased by 11.0% to RMB1,042,931 million for the first half of 2018 from RMB939,426 million for the first half of 2017, of which:

Purchases, Services and Other Purchases, services and other increased by 14.0% to RMB719,047 million for the first half of 2018 from RMB630,556 million for the first half of 2017. This was primarily due to increases in purchase costs as a result of a rise in oil and gas price.

Employee Compensation Costs Employee compensation costs (including wages, various types of insurance, housing provident fund, training costs and other relevant additional costs) for the first half of 2018 were RMB58,295 million, representing an increase of 4.6% from RMB55,740 million for the first half of 2017. This was primarily due to the increase in merit pay and social security costs as a result of increase in operating results and improvement of social security standards.

Exploration Expenses Exploration expenses increased by 56.9% to RMB10,759 million for the first half of 2018 from RMB6,859 million for the first half of 2017. This was primarily due to the fact that the Group accelerated its exploration pace and made all efforts to look for large scale and high quality reserves based on the trends of oil prices.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased by 1.5% to RMB114,374 million for the first half of 2018 from RMB116,110 million for the first half of 2017. This was primarily due to the decrease in the depletion of oil and gas properties as a result of the increase in the development of proven reserves and the decrease in depletion ratio caused by the rise of oil and gas prices.

2018 INTERIM REPORT  DIRECTORS’ REPORT

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 7.2% to RMB36,857 million for the first half of 2018 from RMB34,386 million for the first half of 2017. This was primarily due to the fact that the repair, transportation and rental costs increased as compared with the same period of last year due to the expansion of the Group’s business scale. The Group continued to implement measures such as increasing sources of income and reducing expense, cutting costs and improving efficiency, and exerting a stringent control over non-production costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes increased by 9.2% to RMB104,156 million for the first half of 2018 from RMB95,372 million for the first half of 2017, of which the consumption tax increased by RMB4,142 million from RMB68,240 million for the first half of 2017 to RMB72,382 million for the first half of 2018, and the resource tax increased by RMB2,187 million from RMB8,970 million for the first half of 2017 to RMB11,157 million for the first half of 2018. In the first half of 2018, the Group paid crude oil special gain levy of RMB1,178 million, which did not occur in the first half of 2017.

Other Income/(Expense), Net Other income, net of the Group for the first half of 2018 was RMB557 million while other expense, net for the first half of 2017 was RMB403 million. This was primarily due to the increase in the confirmed VAT refund of imported natural gas during the reporting period.

Profit from Operations Profit from operations was RMB65,891 million for the first half of 2018, representing an increase of 80.6% from RMB36,483 million for the first half of 2017.

Net Exchange Gain/(Loss) Net exchange gain of the Group for the first half of 2018 was RMB369 million while net exchange loss for the first half of 2017 was RMB724 million. This was mainly due to the change of average exchange rate of US dollar against Renminbi.

Net Interest Expense Net interest expense decreased by 4.6% to RMB9,675 million for the first half of 2018 from RMB10,143 million for the first half of 2017. This was mainly due to the combined effects of the decrease in interest expense as a result of the drop in average balance of interest-bearing debts as compared with the first half of 2017 and the increase in interest income from deposits.

Profit before Income Tax Expense Profit before income tax expense was RMB60,409 million for the first half of 2018, representing an increase of 117.1% from RMB27,831 million for the first half of 2017.

Income Tax Expense Income tax expense increased by RMB16,199 million to RMB23,067 million for the first half of 2018 from RMB6,868 million for the first half of 2017. This was primarily due to the increase in the amount of taxable income.

Profit for the period Profit amounted to RMB37,342 million for the first half of 2018, representing an increase of 78.1% from RMB20,963 million for the first half of 2017.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB10,254 million for the first half of 2018, representing an increase of 23.7% from RMB8,287 million for the first half of 2017. This was primarily due to the increase in the profit of certain overseas subsidiaries of the Group.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB27,088 million for the first half of 2018, representing an increase of 113.7% from RMB12,676 million for the first half of 2017.

    DIRECTORS’ REPORT

•	Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2018 was RMB297,364 million, representing an increase of 22.6% from RMB242,620 million for the first half of 2017. This was primarily due to the increase in the sales volume and prices of oil and gas products such as crude oil and natural gas. The average realised crude oil price in the first half of 2018 was US$65.81 per barrel, representing an increase of 32.5% from US$49.68 per barrel for the first half of 2017.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 13.5% to RMB267,475 million for the first half of 2018 from RMB235,704 million for the first half of 2017. This was primarily due to the combined impact of (i) increase in the purchase costs for importing crude oil and (ii) increase in taxes other than income taxes.

The Group continued to tighten cost controls. In the first half of 2018, the oil and gas lifting cost was US$11.49 per barrel, representing a decrease of 1.8% as compared with the same period of last year without taking into account the impact of exchange rate.

Profit from Operations In the first half of 2018, the Group’s domestic Exploration and Production segment continued to deepen the reform, intensified advancement in management and technology, and pushed forward the big-platform plant operations, horizontal wells and the general contracting of drilling zones, with a view to controlling investments, reducing costs and enhancing profitability. For its overseas operations, the Exploration and Production segment reinforced protection against risks associated with overseas operations and optimisation of assets, and ensured an enhancement of general profitability by taking such comprehensive measures as increasing production, expanding sales and pushing up prices. In the first half of 2018, the Exploration and Production segment achieved an operating profit of RMB29,889 million, representing an increase of RMB22,973 million in operating profit as compared with RMB6,916 million for the first half of 2017, and therefore regained the position of a major contributor to the profit of the Group.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment for the first half of 2018 was RMB409,070 million, representing an increase of 23.3% from RMB331,703 million for the first half of 2017. This was primarily due to the increase in the prices and sales volumes of refining and chemical products, especially gasoline, diesel and kerosene.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 22.2% to RMB385,862 million for the first half of 2018 from RMB315,866 million for the first half of 2017. This was primarily due to the increase in the costs of raw materials such as crude oil, auxiliary materials and power.

In the first half of 2018, the cash processing cost of refineries was RMB158.24 yuan per ton, representing a decrease of RMB0.60 yuan per ton as compared with RMB158.84 yuan per ton for the same period of last year. This was primarily due to the increase in processing volume and the optimisation of the operation of production facilities.

2018 INTERIM REPORT  DIRECTORS’ REPORT

Profit from Operations In the first half of 2018, by centering on transformation and upgrading, the Refining and Chemicals segment kept optimising the allocation of resources and the structure of products and intensifying its control over costs and expenses and recorded better results in terms of many technical and economic indicators as compared with the same period of last year, thus maintaining the improving tendency of its profitability. In the first half of 2018, the Refining and Chemicals segment achieved a profit from operations of RMB23,208 million, representing an increase of 46.5% as compared with RMB15,837 million for the first half of 2017. Among them, the refining operations generated an operating profit of RMB16,910 million as a result of the increase in gross profit and processed volume, representing an increase of 84.5% as compared with RMB9,164 million for the same period of last year; and, as a result of the combined impacts of increase in the costs of raw materials and the scheduled maintenance and overhauls of Sichuan Petrochemical and Jilin Petrochemical, the chemical operations generated an operating profit of RMB6,298 million, representing a decrease of 5.6% as compared with RMB6,673 million for the same period of last year.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2018 was RMB929,735 million, representing an increase of 15.5% as compared with RMB805,262 million for the first half of 2017, which was primarily due to the increase in the price and sales volume of refined oil.

Operating Expenses Operating expenses of the Marketing segment increased by 15.7% to RMB925,250 million for the first half of 2018 from RMB799,580 million for the first half of 2017. This was primarily due to an increase in the expenses relating to the purchase of refined products from external suppliers.

    DIRECTORS’ REPORT

Profit from Operations In the first half of 2018, faced with adverse factors such as fierce market competition and declined gross profit, the domestic business of the Marketing segment strictly controlled costs and expenses, developed the market through multiple channels, endeavoured to expand sales and improve profitability, and kept enhancing the profitability of non-oil business. For international trade, the Marketing segment optimised the importation and exportation of oil and gas resources, achieving a sustained growth in profitability. In the first half of 2018, the Marketing segment achieved an operating profit of RMB4,485 million, representing a decrease of 21.1% from RMB5,682 million for the first half of 2017.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment increased by 21.5% to RMB173,286 million for the first half of 2018 from RMB142,649 million for the first half of 2017, which was primarily due to the increase in the sales price and volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment increased by 22.1% to RMB157,181 million for the first half of 2018 from RMB128,715 million for the first half of 2017. This was primarily due to the increase in the expense for purchasing gas.

Profit from Operations In the first half of 2018, faced with the strong demand for natural gas, the Natural Gas and Pipeline segment made an overall planning for its resource, reduced unit purchase cost, optimised sales plan, allocated resources to high-profitability markets and improved the operating efficiency and profitability of pipeline network, resulting in an operating profit of RMB16,105 million, representing an increase of 15.6% from RMB13,934 million for the first half of 2017. In the first half of 2018, under the circumstance that import volume of natural gas increased significantly by 8,919 million cubic metres, the Natural Gas and Pipeline segment tried to take measures to control the loss and recorded a net loss of RMB13,413 million on the sales of imported natural gas and liquefied natural gas (“LNG”), representing an increase in loss of RMB1,615 million as compared with the same period of last year.

In the first half of 2018, the Group’s international operations(note) achieved a revenue of RMB391,550 million, accounting for 35.3% of the total revenue of the Group. Profit before income tax expense of overseas operations was RMB8,156 million, accounting for 13.5% of the profit before income tax of the Group. The international operations maintained healthy development and the Group’s internationalised operational capabilities were further improved.

Note:

The four operating segments of the Group consist of Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

2018 INTERIM REPORT  DIRECTORS’ REPORT

•	Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at June 30, 2018	As at December 31, 2017	Percentage of Change
	RMB million	RMB million	%
Total assets	2,408,038	2,404,612	0.1
Current assets	464,504	425,162	9.3
Non-current assets	1,943,534	1,979,450	(1.8)
Total liabilities	1,008,041	1,023,293	(1.5)
Current liabilities	565,880	576,667	(1.9)
Non-current liabilities	442,161	446,626	(1.0)
Equity attributable to owners of the Company	1,208,207	1,193,520	1.2
Share capital	183,021	183,021	—
Reserves	296,944	298,062	(0.4)
Retained earnings	728,242	712,437	2.2
Total equity	1,399,997	1,381,319	1.4

Total assets amounted to RMB2,408,038 million, remaining relatively stable as compared with that as at the end of 2017, of which:

Current assets amounted to RMB464,504 million, representing an increase of 9.3% from that as at the end of 2017, primarily due to the increase in prepayments and other current assets, inventories and accounts receivable.

Non-current assets amounted to RMB1,943,534 million, representing a decrease of 1.8% from that as at the end of 2017, primarily due to the decrease in property, plant and equipment. The Group, through its asset-light strategy, achieved obvious effect by disposing of non-profitability or low-profitability assets, consolidating its asset base, elevating the profitability of unit assets.

Total liabilities amounted to RMB1,008,041 million, representing a decrease of 1.5% from that as at the end of 2017, of which:

Current liabilities amounted to RMB565,880 million, representing a decrease of 1.9% from that as at the end of 2017, primarily due to the combined effects of decrease in short-term borrowings and increase in payables.

Non-current liabilities amounted to RMB442,161 million, representing a decrease of 1.0% from that as at the end of 2017, primarily due to the decrease in long-term borrowings.

    DIRECTORS’ REPORT

Equity attributable to owners of the Company amounted to RMB1,208,207 million, representing an increase of 1.2% from that as at the end of 2017, primarily due to the increase in retained earnings.

•	Cash Flows

As at June 30, 2018, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the

Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2018 and 2017, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2018	2017
	RMB million	RMB million
Net cash flows from operating activities	146,158	144,833
Net cash flows used for investing activities	(99,491)	(87,253)
Net cash flows used for financing activities	(52,588)	(39,622)
Translation of foreign currency	621	(1,351)
Cash and cash equivalents at end of the period	117,477	114,538

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2018 were RMB146,158 million, representing an increase of 0.9% from the net cash flows of RMB144,833 million for the first half of 2017. This was mainly due to the combined impact resulting from the increase in profit during the reporting period and the change in working capital. As at June 30, 2018, the Group had cash and cash equivalents of RMB117,477 million, of which, approximately 55.2% were denominated in Renminbi, approximately 41.0% were denominated in US Dollars, approximately 3.0% were denominated in Hong Kong Dollars and approximately 0.8% were denominated in other currencies.

2018 INTERIM REPORT  DIRECTORS’ REPORT

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2018 were RMB99,491 million, representing an increase of 14.0% from RMB87,253 million for the first half of 2017. This was primarily due to the increase in the capital expenditures of the Group in the first half of 2018.

Net Cash Flows Used For Financing Activities

The net cash flows of the Group used for financing activities for the first half of 2018 were RMB52,588 million, representing an increase of 32.7% from RMB39,622 million for the first half of 2017. This was primarily due to the fact that in the first half of 2018 the Group optimised its debt structure, reduced its debt scale and repaid more borrowings than the same period of last year.

The net borrowings of the Group as at June 30, 2018 and December 31, 2017, respectively, were as follows:

	As at June 30, 2018	As at December 31, 2017
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	148,083	175,417
Long-term borrowings	284,809	289,858

Total borrowings	432,892	465,275

Less: Cash and cash equivalents	117,477	122,777

Net borrowings	315,415	342,498

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2018 and December 31, 2017, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2018	As at December 31, 2017
	RMB million	RMB million
Within 1 year	162,058	189,050
Between 1 and 2 years	72,259	69,159
Between 2 and 5 years	187,354	191,879
After 5 years	56,132	70,179

	477,803	520,267

Of the total borrowings of the Group as at June 30, 2018, approximately 49.0% were fixed-rate loans and approximately 51.0% were floating-rate loans. Of the total borrowings as at June 30, 2018, approximately 69.9% were denominated in Renminbi, approximately 27.9% were denominated in US Dollars and approximately 2.2% were denominated in other currencies.

As at June 30, 2018, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 23.6% (December 31, 2017: 25.2%).

    DIRECTORS’ REPORT

•	Capital Expenditures

For the first half of 2018, the Group continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures amounted to RMB74,618 million, representing an increase of 19.7% from RMB62,339 million for the first half of 2017, which was mainly due to an increase in the investment in connection with the oil and gas exploration and development, the construction of the sales network of refined products and the acquisition of the projects in Abu Dhabi. The following table sets out the capital expenditures incurred by the Group for the first half of 2018 and for the first half of 2017 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2018.

	For the first half of 2018		For the first half of 2017		Estimates for 2018
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	58,361	78.21	45,303	72.67	174,800	75.02
Refining and Chemicals	4,230	5.67	4,667	7.49	19,800	8.50
Marketing	3,308	4.43	1,930	3.10	16,500	7.08
Natural Gas and Pipeline	8,221	11.02	10,132	16.25	20,000	8.58
Head Office and Other	498	0.67	307	0.49	1,900	0.82

Total	74,618	100.00	62,339	100.00	233,000	100.00

*

If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2017 and the first half of 2018, and the estimates for the same for the year of 2018 would be RMB48,552 million, RMB62,177 million and RMB185,800 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB58,361 million for the first half of 2018. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the oil and gas regions such as Erdos Basin, Tarim Basin and Sichuan Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest as well as the development of unconventional resources such as shale gas. For its overseas operations, the Group continued to increase its efforts in speeding up the existing oil and gas exploration and development projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region and to push forward the development of new projects in the Middle East.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2018 would amount to RMB174,800 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB4,230 million for the first half of 2018, primarily used for the construction of refining and chemical projects, such as Liaoyang Petrochemical optimization and efficiency renovation of Russian crude oil processing project, Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environment protection and the construction of refined oil product quality upgrade projects.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2018 will amount to RMB19,800 million.

2018 INTERIM REPORT  DIRECTORS’ REPORT

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB3,308 million for the first half of 2018, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability refined products markets, the anti-leakage renovation of double-deck tanks of service stations and the construction of overseas oil and gas operation centres.

The Group anticipates that capital expenditures for the Marketing segment throughout 2018 will amount to RMB16,500 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB8,221 million for the first half of 2018, which were used primarily for the construction of key oil and gas transmission pipelines such as the China-Russia East Natural Gas Pipeline Project, the Fujian-Guangdong main branch, the second China-Russia Crude Oil Pipeline, and also the construction of gas branches and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2018 will amount to RMB20,000 million.

Head Office and Other

Capital expenditures for Head Office and Other segment for the first half of 2018 were RMB498 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other segment throughout 2018 will amount to RMB1,900 million.

    DIRECTORS’ REPORT

(2) The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS

•	Principal operations by segment under CAS

	Income from principal operations for the first half of 2018	Cost of principal operations for the first half of 2018	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	289,768	220,569	18.4	22.0	11.4	7.6
Refining and Chemicals	405,819	276,752	11.4	23.5	29.2	0.5
Marketing	917,476	888,551	3.1	15.3	16.2	(0.5)
Natural Gas and Pipeline	169,697	152,418	10.0	20.3	21.8	(0.9)
Head Office and Other	13	19	—	(69.8)	(51.3)	—
Inter-segment elimination	(701,006)	(695,294)	—	—	—	—

Total	1,081,767	843,015	12.8	13.2	11.6	1.7

*	Gross margin = Profit from principal operations / Income from principal operations

During the reporting period, the Group’s total amount of connected transactions for the sale of products and services provided to CNPC and its subsidiaries was RMB34,530 million.

•	Principal operations by region under CAS

	First half of 2018	First half of 2017	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	717,272	624,078	14.9
Other	391,550	351,831	11.3

Total	1,108,822	975,909	13.6

2018 INTERIM REPORT  DIRECTORS’ REPORT

•	Principal subsidiaries, associates and jointly controlled entities of the Group

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of net assets/ (liabilities)	Net (loss)/ profit
Company name	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)	47,500	100	290,259	72,433	217,827	(217)
CNPC Exploration and Development Company Limited	16,100	50	174,688	36,969	137,719	5,979
PetroChina Hong Kong Limited	HK$7,592 million	100	131,920	60,635	71,285	4,634
PetroChina International Investment Company Limited	31,314	100	110,104	133,085	(22,981)	(4,213)
PetroChina International Co., Ltd.	18,096	100	180,013	123,174	56,839	3,124
PetroChina Pipelines Co., Ltd.	80,000	72.26	234,891	14,022	220,869	10,578
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	9,904	11,615	(1,711)	1,250
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50	9,419	6,486	2,933	77
China Petroleum Finance Co., Ltd.	8,331	32	475,258	412,714	62,544	4,136
Arrow Energy Holdings Pty Ltd.	AUD2	50	24,633	22,739	1,894	(932)
CNPC Captive Insurance Co., Ltd.	5,000	49	13,162	7,020	6,142	158
Trans-Asia Pipeline Co., Ltd.	5,000	50	35,421	2,399	33,022	312

Note:

(1)	The operating income and operating profit of Daqing Oilfield Company Limited in the first half of 2018 were RMB57,444 million and RMB12,118 million, respectively.

(2)

For details of the nature of business and net profit of principal subsidiaries, associates and joint ventures entities of the Group, please refer to Note 6 and Note 14 of the financial statements of the Group prepared under CAS.

    DIRECTORS’ REPORT

3. Business Prospects for the Second Half of the Year

The global economy is expected to continue to recover moderately in the second half of 2018, but its development tends to be more uncertain and imbalanced. The global oil market is expected to be tightly balanced, with price remaining fluctuating with the pressure to go downward. It is expected that the Chinese economy will continue to develop at a reasonable pace, more efforts will be put into protection of ecosystem, adjustments to policies in the oil and gas industry will be promulgated steadily, and competition in the oil and gas market, in particular the downstream market will become fiercer. The Group will enhance its analysis and assessment of the situation, grasp favourable opportunities arising from China’s supply-side structural reform and The Belt and Road Initiative, take advantage of its strengths on integrated operation and make an overall planning in respect of its resources and markets, both within and outside the PRC, for its oil and gas business chains, optimise the allocation of resources and production structure, strengthen its ability in achieving an integrated balance and coordinated operation, broaden source of income, reduce expenditure and cut costs to improve efficiency, accomplish its production and operation targets for the year and facilitate the steady and high quality development of the Group.

In respect of exploration and production, the Group will continue to solidify the base for oil and gas exploration, and make its best endeavour to stabilize oil production, improve gas production and enhance production efficiency. The Group will carry out oil and gas exploration in key basins and areas, intensify comprehensive geological research and technical research, strengthen mining rights and reserves management, and strive to enlarge economies of scale and recoverable reserves. The Group will make scientific organization of oil and gas production based on their contribution to performance results. With respect to development of crude oil, the Group will accelerate development of key capacity projects including Mahu project in Xinjiang as well as the tight oil development and construction in Changqing, and carry out projects to stabilize production outputs of existing oil fields; with respect to development of natural gas, the Group will focus on key capacity projects in major natural gas fields, accelerate the pace of plant opening in new natural gas fields, stabilize production outputs of existing natural gas fields, and promote the development of shale gas in a profitable, large-scale and environmentally-friendly way.

In respect of refining and chemicals operations, the Group will focus on transformation and upgrading, emphasize construction of key projects and structural adjustments, and maintain a stable and optimized operation of the refining and chemical business. The Group will make comprehensive arrangement for and optimize resources, improve the processing load of high-efficiency refining equipment; optimize processing route and make continuous structural adjustments to oil refining products by closely following market demands; accelerate development of new chemical products and increase the proportion of products of high performance and added value. For the sales of chemical products, the Group will proactively adapt to market change, leverage on the synergy created from the coordination of production, marketing, research and utilisation to continuously optimise the sale networks, flow of resources and customer structure and improve efficiency and profitability.

In respect of the sales of refined products, the Group will make its best endeavour to expand sales scale, optimize resources allocation, ensure smooth business chain connection and maximize overall benefits. Utilizing the advantages of integration of businesses, the Group will make multiple efforts to promote development of network of refined products. The Group will intensify market analysis and research on competition trend, adhere to the principle of maximizing profit, carry out fine marketing, strengthen connection and mutual promotion among refined products, fuel cards, non-oil business, lubricants and natural gas as well as cross-border joint marketing, continue to enhance marketing level and effectiveness, and smoothly carry out quality upgrade replacement National VI gasoline and diesel to ensure timely supply.

2018 INTERIM REPORT  DIRECTORS’ REPORT

In respect of natural gas and pipeline operations, the Group will judge demand in a scientific way and coordinate resources and markets to achieve improvement of both quantity and profitability. The Group will improve the pipe network interconnection mechanism, optimize pipeline operation, and enhance pipe transportation profitability. The Group will capture the favourable opportunities arising from the rapid growth in natural gas consumption, coordinate resources within and outside the PRC, intensify marketing to high-end and terminal markets, and develop downstream markets along new pipelines in order to improve sales performance of natural gas business chain.

In respect of international operations, the Group will expand results of overseas oil and gas cooperation to maintain stable performance improvement. The Group continues to make exploration with high efficiency striving for achieving discovery of large scale; focus on fine development, actively promote mature and advanced technologies and ensure production outputs of existing projects are stabilized and improved; promote key projects including phase III of Halfaya project as scheduled. Inspect of international trade, the Group will focus on resource introduction and export, continue to promote construction of global oil and gas operation centre, constantly expand the scale of trade, enrich trade means, and play into the function of synergistic efforts and improve profitability.

By Order of the Board

Wang Yilin

Chairman

Beijing, PRC

August 30, 2018

    SIGNIFICANT EVENTS

SIGNIFICANT EVENTS

1. Governance of the Company

During the reporting period, the Company had been operating properly in accordance with domestic and overseas regulatory requirements. The level of the Company’s corporate governance had been continually enhanced through the coordination and balances among the shareholders’ general meeting, the Board and its respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems.

During the reporting period, the Board readjusted the composition of its committees, based on the expertise and experience of the relevant Directors. The Company organised independent Directors to conduct an on-site investigation and research at its Southwestern Oil and Gas Field Branch. The Supervisors of the Company made an ad-hoc inspection tour in relation to the tendering and bidding processes of Changqing Oilfield Branch and the safety and environmental management of Tarim Oilfield Branch.

During the reporting period, to improve its governance, the Company, amended the Registration Management Procedures for Persons with Access to Insider Information of PetroChina Company Limited (《中國石油天然氣股份有限公司內幕資訊知情人登記辦法》 ) in accordance with domestic regulatory requirements, taking into account the status quo of the Company. The amendment was reviewed and adopted at the third meeting of the Board held on June 5, 2018. The amended Registration Management Procedures for Persons with Access to Insider Information of PetroChina Company Limited further clarified the duties and scope of application for the management of such registration procedures and refined the work process for more operability.

During the reporting period, the Company’s corporate governance met the requirements set out in the normative documents relating to governance of listed companies issued by the regulatory authorities and stock exchanges of the places where the Company is listed, and no person with access to insider information was found dealing in the shares of the Company against the relevant regulations.

2. Compliance with the Corporate Governance Code

For the six months ended June 30, 2018, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

3. Formulation and Implementation of the Cash Dividend Policy

As required by China Securities Regulatory Commission, the Articles of Association of PetroChina Company Limited (“Articles of Association”) expressly provides that the proportion of cash dividends shall not be lower than 30% of annual net profit attributable to owners of the Company. Since its listing, the Company has been making dividend payments in an amount equal to 45% of net profit attributable to owners of the Company strictly in accordance with the provisions of the Articles of Association and the relevant regulatory requirements, adhering to the principle of repaying the shareholders.

Since 2016, the Company has endeavoured to repay the shareholders better by making special dividend payments in addition to the regular dividend payment equal to 45% of the net profit attributable to owners of the Company.

2018 INTERIM REPORT  SIGNIFICANT EVENTS

In the future, adhering to the principle of repaying the shareholders, the Company will implement flexible and practicable dividend policies and determine reasonable amounts of dividend payment based on the operating results, cash flow, material mergers or acquisitions and capital expenditures of the Company, giving full consideration to the reasonable return on investment for investors as well as the long-term interests of the Company, the interests of all shareholders as a whole and the sustainable development of the Company.

Authorised by the shareholders, the Board has approved the 2018 interim dividend at the fourth meeting of the Board in 2018, with the consent of independent Directors.

4. Final Dividend for 2017 and Interim Dividend for 2018 and Closure of Register of Members

(1) Final Dividend of Year Ended December 31, 2017

The final dividend in respect of 2017 of RMB0.06074 yuan per share (inclusive of applicable tax), amounting to a total of RMB11,117 million was approved by the shareholders at the annual general meeting on June 5, 2018 and was paid on June 21, 2018 (for A shares) and July 26, 2018 (for H shares), respectively.

(2) Interim Dividend for 2018 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2018 at the annual general meeting of the Company on June 5, 2018. In overall consideration of the good fundamentals of development, financial condition and cash flow, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.02220 yuan per share (inclusive of applicable tax) for 2018 in addition to an interim dividend of RMB0.06660 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.08880 yuan per share (inclusive of applicable tax)

for the six months ended June 30, 2018 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2018. The total amount of the interim dividend payable is RMB16,252 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 20, 2018. The register of members of H shares will be closed from September 15, 2018 to September 20, 2018 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 14, 2018. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 20, 2018 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association and relevant laws, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》 ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2018 interim dividend by the Board is RMB0.87113 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.10194 Hong Kong Dollar per H share (inclusive of applicable tax).

    SIGNIFICANT EVENTS

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around November 1, 2018 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 20, 2018.

According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發布 <非居民納稅人享受稅收協定待遇管理辦法 > 的公告》 (國家稅務總局公告 2015年第 60號 )). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

2018 INTERIM REPORT  SIGNIFICANT EVENTS

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 20, 2018 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 14, 2018 (address: Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 20, 2018.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》 (財稅 [2014]81號 )), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅 [2016]127號 )), which became effective on December 5,

2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any such investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

5. Material Litigation and Arbitration

There was no material litigation or arbitration during the reporting period.

    SIGNIFICANT EVENTS

6. Financial Assets at Fair Value

				Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	1,937	—	(1,937)	—
Investments in other equity instruments	—	938	938	—

The financial assets at fair value held by the Company during the reporting period include domestic and overseas listed shares and the equity investment that does not have a quoted market price in an active market.

7. Material Acquisition, Sale and Restructuring of Assets

On March 21, 2018, the Group entered into an agreement with Abu Dhabi National Oil Company (ADNOC), pursuant to which the Group acquired 10% equity interest in Abu Dhabi Umm Shaif & Nasr Oilfield Permit with an access fee of US$0.575 billion and 10% equity interest in Lower Zakum Oilfield Permit with an access fee of US$0.600 billion. The agreement became effective dating back to March 9, 2018, with a term of 40 years.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s overseas business and will benefit the future financial position and the operating results of the Group.

8. Material Connected Transactions

(1) Continuing connected transactions

(a) Connected transactions with CNPC

Pursuant to the Listing Rules and the Shanghai Stock Exchange Listing Rules, since CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC as well as their jointly-held entities constitute connected transactions of the Group. The Group and CNPC as well as their jointly-held entities continue to carry out certain existing continuing connected transactions. The Company had obtained independent Directors’ and independent shareholders’ approval at the fifth meeting of the Board held on August 23 and August 24, 2017 and the 2017 first extraordinary general meeting held on October 26, 2017, respectively, for a renewal of the existing continuing connected transactions and the new continuing connected transactions, and the proposed caps for the existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2018 to December 31, 2020.

The Group and CNPC as well as their jointly-held entities will continue to carry out the existing continuing connected transactions referred to in the following agreements:

1) Comprehensive Products and Services Agreement

2) Land Use Rights Leasing Contract and an agreement supplementary thereto

3) Buildings Leasing Contract (as amended)

4) Intellectual Property Licensing Contracts

5) Contract for the Transfer of Rights under Production Sharing Contracts

Details of the above agreements were set out in the section headed “Connected Transactions” of the 2017 annual report published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on March 22, 2018, respectively. Details of the Comprehensive Products and Services Agreement, the Supplementary Agreement to the Land Use Rights Leasing Contract and the Buildings Leasing Contract (as amended) were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 24, 2017, respectively, and were also set out in the meeting materials for the 2017 first extraordinary general meeting published on the website of the Shanghai Stock Exchange on October 19, 2017.

2018 INTERIM REPORT  SIGNIFICANT EVENTS

(b) The Products and Services Agreement with Beijing Gas Group Company Limited (“Beijing Gas”)

Under the Listing Rules, Beijing Gas is a substantial shareholder of PetroChina Beijing Gas Pipeline Co., Ltd. (“PetroChina Beijing Gas Pipeline”), a subsidiary of the Group. Therefore, the transactions between the Group and Beijing Gas constitute connected transactions of the Group. Pursuant to the Product and Services Agreement entered into between the Company and Beijing Gas, the Company shall provide products and services to Beijing Gas in a continuous way, including but not limited to provision of natural gas and natural gas related pipeline transportation services. The term of agreement commenced on January 1, 2018 and shall terminate on December 31, 2020. Details of the transaction has been published on August 24, 2017 on the websites of Hong Kong Stock Exchange and Shanghai Stock Exchange, respectively.

(2) Performance of the continuing connected transactions during the reporting period

During the reporting period, in accordance with CAS, the actual total transaction amounts of the connected transactions between the Group and its connected parties were RMB181,458 million, of which the sales of goods and provision of services by the Group to its connected parties amounted to RMB49,539 million, representing 4.46% of the same category transactions of the Group, and purchase of goods and services by the Group from the connected parties amounted to RMB131,919 million, representing 13.50% of the same category transactions of the Group. The balance of the capital provided by the connected parties to the Group amounted to RMB192,223 million.

(3) Details of the connected transactions during the reporting period have been set out in Note 57 to the financial statements of the Group prepared under CAS and Note 19 to the financial statements of the Group prepared under IFRS.

9. Material Contracts and the Performance Thereof

(1) There was no material transaction, or any trusteeship, sub-contracting and leasing of properties of other companies by the Company, or any trusteeship, sub-contracting and leasing of properties of the Company by other companies which was enacted during the reporting period or extended from periods prior to the reporting period.

(2) The Group had no material guarantees during the reporting period.

(3) The Company did not entrust any other person to carry out cash management during the reporting period nor was there any such entrustment that was extended from periods prior to the reporting period.

(4) The Company had no material external entrusted loans during the reporting period.

(5) Save for disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

    SIGNIFICANT EVENTS

10. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transaction (the “Agreement”) with the Company on March 10, 2000. As of the end of the reporting period, except for those already performed, the undertakings not performed by CNPC, the controlling shareholder of the Company, included the follows: (1) due to the fact that the laws of the jurisdiction where ADSs were listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) upon execution of the Agreement, CNPC did not strictly comply with the Agreement and obtained business opportunities that competed or were likely to compete with the principal business of the Company. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC and which were in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, during the reporting period, there were no significant undertakings made by the Company, shareholders, actual controllers, acquirers, Directors, Supervisors, Senior Management or other related parties during the reporting period or up to the reporting period.

11. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder and De Facto Controller and Remedies Thereto

During the reporting period, none of the existing Directors, Supervisors, Senior Management, controlling shareholder or de facto controller of the Company was subject to any investigation by competent authorities, enforcement measures by judicial authorities or disciplinary authorities, transfer to judicial authorities or prosecution of criminal liabilities, audit or administrative punishment by the China Securities Regulatory Commission, denied participation in the securities market or deemed unsuitable, nor was there any material administrative penalty by other administrative authorities or public condemnation by stock exchanges.

12. Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2018.

13. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

2018 INTERIM REPORT  SIGNIFICANT EVENTS

14. Interests of Directors, Supervisors and Chief Executives in the Share Capital of the Company

As at June 30, 2018, none of the Directors, Supervisors and Chief Executives had any interest or short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the Securities and Futures Ordinance that are required to be recorded in the register mentioned under Section 352 of the Securities and Futures Ordinance or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors, Supervisors and Chief Executives pursuant to the Model Code.

15. Creditworthiness of the Company and its Controlling Shareholder and Ultimate Controller

During the reporting period, the Company and its controlling shareholder and de facto controller, CNPC, carried out various businesses in a continuous and steady way, adhering to the philosophy of good faith and the principle of compliance with laws and regulations, and did not incurred any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

16. Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2018.

17. Disclosure of Other Information

Save for disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2017 in respect of matters required to be disclosed under paragraph 32 of Appendix 16 to the Listing Rules.

    SIGNIFICANT EVENTS

18. Index of Information Disclosure

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

2018 Interest Payment Announcement of PetroChina on its 2016 Corporate Bonds (First Tranche ) (Variety I)	China Securities Journal Shanghai Securities News Securities Times	January 12, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2018 Interest Payment Announcement of PetroChina on its 2016 Corporate Bonds (First Tranche) (Variety II)	China Securities Journal Shanghai Securities News Securities Times	January 12, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Forecast of PetroChina’s 2017 Annual Results	China Securities Journal Shanghai Securities News Securities Times	January 30, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Reminder Announcement of PetroChina on Payment by On-line Placing Investors in Connection with the Public Issuance of Exchangeable Bonds by the Controlling Shareholder in 2018	China Securities Journal Shanghai Securities News Securities Times	February 2, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Announcement of PetroChina on the Completion of the Public Issuance of Exchangeable Bonds by the Controlling Shareholder	China Securities Journal Shanghai Securities News Securities Times	February 8, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2018 Interest Payment Announcement of PetroChina on its 2016 Corporate Bonds (Second Tranche ) (Variety I)	China Securities Journal Shanghai Securities News Securities Times	February 26, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2018 Interest Payment Announcement of PetroChina on its 2016 Corporate Bonds (Second Tranche ) (Variety II)	China Securities Journal Shanghai Securities News Securities Times	February 26, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Notice of Board Meeting (H Share Announcement)		February 28, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2018 Interest Payment Announcement of PetroChina on its 2013 Corporate Bonds (First Tranche ) (Ten-year)	China Securities Journal Shanghai Securities News Securities Times	March 6, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2018 INTERIM REPORT  SIGNIFICANT EVENTS

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

Announcement of PetroChina on the Repayment of Interest and Payment of Principal and Delisting of its 2013 Corporate Bonds (First Tranche ) (Five-year)	China Securities Journal Shanghai Securities News Securities Times	March 6, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2018 Interest Payment Announcement of PetroChina on its 2016 Corporate Bonds (Third Tranche ) (Variety I)	China Securities Journal Shanghai Securities News Securities Times	March 19, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2018 Interest Payment Announcement of PetroChina on its 2016 Corporate Bonds (Third Tranche ) (Variety II)	China Securities Journal Shanghai Securities News Securities Times	March 19, 2018	Website of the Shanghai Stock Exchange
Website of the Hong Kong Stock Exchange

Special Statement on the Use of Non-operating Funds and Financial Transactions with Other Affiliates for 2017		March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Audit Report of PetroChina in 2017		March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Audit Report on the Internal Controls of PetroChina in 2017		March 22, 2018	Website of the Shanghai Stock Exchange
Website of the Hong Kong Stock Exchange

Report on Sustainable Development of PetroChina		March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Report of PertoChina on the Performance of Duties by the Audit Committee in 2017		March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Special Statement and Independent Opinion by Independent Directors on External Guarantees		March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Report of PetroChina on the Work of Independent Directors in 2017		March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

    SIGNIFICANT EVENTS

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

2017 Annual Report of PetroChina		March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Announcement of PetroChina on the Resolutions of the First Meeting of the Supervisory Committee in 2018	China Securities Journal Shanghai Securities News Securities Times	March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Announcement on the Resolutions passed at the First Meeting of the Board of PetroChina in Year 2018	China Securities Journal Shanghai Securities News Securities Times	March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

2017 Annual Results Announcement of PetroChina (Summary of the Annual Report)	China Securities Journal Shanghai Securities News Securities Times	March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Announcement of PetroChina on its External Guarantee Arrangements for 2018	China Securities Journal Shanghai Securities News Securities Times	March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Audit Report on the Internal Controls of PetroChina	China Securities Journal Shanghai Securities News Securities Times	March 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Announcement of PetroChina on the Resignations of Directors and the President	China Securities Journal Shanghai Securities News Securities Times	April 2, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Report on the Provisional Entrusted Management of the Corporate Bonds of PetroChina		April 4, 2018	Website of the Shanghai Stock Exchange

Report on the 2018 Provisional Entrusted Management of the 2016 Corporate Bonds of PetroChina (First Tranche)		April 9, 2018	Website of the Shanghai Stock Exchange

Interim Report of the Entrusted Management of the 2012 Corporate Bonds (First Tranche)		April 11, 2018	Website of the Shanghai Stock Exchange

2018 INTERIM REPORT  SIGNIFICANT EVENTS

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

Interim Report of the Entrusted Management of the 2013 Corporate Bonds (First Tranche)		April 11, 2018	Website of the Shanghai Stock Exchange

Interim Report of the Entrusted Management of the 2017 Corporate Bonds (First Tranche)		April 11, 2018	Website of the Shanghai Stock Exchange

Report of the Trustee of the 2012 Corporate Bonds (First Tranche) (For the Year 2017)		April 12, 2018	Website of the Shanghai Stock Exchange

Report of the Trustee of the 2013 Corporate Bonds (First Tranche) (For the Year 2017)		April 12, 2018	Website of the Shanghai Stock Exchange

Report of the Trustee of the 2017 Corporate Bonds (First Tranche) (For the Year 2017)		April 12, 2018	Website of the Shanghai Stock Exchange

Notice of Board Meeting (H Share Announcement)		April 11, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Notice of PetroChina on Convening the 2017 Annual General Meeting	China Securities Journal Shanghai Securities News Securities Times	April 18, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

First Quarterly Report of PetroChina for 2018	China Securities Journal Shanghai Securities News Securities Times	April 28, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange
Announcement of PetroChina on Taking Part in the Collective Reception Day for Investors of Listed Companies in Beijing	China Securities Journal Shanghai Securities News Securities Times	May 15, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange
Announcement of PetroChina on the Results of Track Rating of its 2012, 2013, 2016 and 2017 Corporate Bonds	China Securities Journal Shanghai Securities News Securities Times	May 22, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Documents for the 2017 General Meeting of PetroChina		May 29, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

    SIGNIFICANT EVENTS

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

Legal Opinion on the 2016 Annual General Meeting		June 5, 2018	Website of the Hong Kong Stock Exchange
Website of the Shanghai Stock Exchange

Announcement of PetroChina on the Resolutions Passed at the 2017 General Meeting	China Securities Journal Shanghai Securities News Securities Times	June 5, 2018	Website of the Shanghai Stock Exchange
Website of the Hong Kong Stock Exchange

Announcement of PetroChina on the Resolutions Passed at the 3rd Meeting of the Board in 2018, the Appointment of the President and Vice Presidents and the Resignation of the Chief Engineer	China Securities Journal Shanghai Securities News Securities Times	June 5, 2017	Website of the Hong Kong Stock Exchange
Website of Shanghai Stock Exchange

Administrative Procedures of PetroChina for Registration of Persons with Access to Insider Information		June 6, 2018	Website of the Hong Kong Stock
Website of Shanghai Stock Exchange

Announcement of PetroChina on the Resignation of Directors	China Securities Journal, Shanghai Securities News Securities Times	June 7, 2018	Website of the Hong Kong Stock
Website of Shanghai Stock Exchange

Reminding Announcement of PetroChina on the Gratuitous Transfer of State-owned Shares	China Securities Journal, Shanghai Securities News Securities Times	June 7, 2018	Website of the Hong Kong Stock
Website of Shanghai Stock Exchange

Report of PetroChina on the Entrusted Management of the 2016 Corporate Bonds (First Tranche)(For the Year 2017)		June 11, 2018	Website of Shanghai Stock Exchange

Announcement of PetroChina on Final Pay-out of Dividends on A-shares for 2017	China Securities Journal, Shanghai Securities News Securities Times	June 12, 2018	Website of the Hong Kong Stock Exchange
Website of Shanghai Stock Exchange

Report of PetroChina on the Entrusted Management of Corporate Bonds for the Year 2017		June 21, 2018	Website of Shanghai Stock Exchange

Announcement of PetroChina on the Completion of Registration of the Gratuitous Transfer of State-owned Shares	China Securities Journal, Shanghai Securities News Securities Times	June 29, 2018	Website of the Hong Kong Stock Exchange
Website of Shanghai Stock Exchange

2018 INTERIM REPORT  SIGNIFICANT EVENTS

19. Performance of Social Responsibilities

The Company actively performed its social responsibilities and devoted to becoming an excellent corporate citizen of the world, and adhered to the principle of “Environmental Priorities, Safety First, Quality-oriented, People-oriented”, and strictly abided by the Environmental Protection Law and other relevant laws and regulations to prevent and control pollution, enhance ecological protection and maintain social safety. Some subsidiaries of the Company are major pollutant-discharging enterprises as announced by the environmental protection authorities. Public information disclosure regarding the environment has been made by such companies as per relevant regulations of Ministry of Environmental Protection of the People’s Republic of China and the requirements of the local environmental protection authorities on the websites of the local environmental protection bureaus or other websites designated by them. Please refer to such websites for details of the disclosures.

20. Employees

As at June 30, 2018, the Group had 485,544 employees (excluding temporary and seasonal staff).

Based on characteristics of different positions, the Group built various remuneration systems to meet the demand of equity within the Group and competitiveness on the market. In subsidiaries and branches of the Company, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

The Group has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Group covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Group’s development requirements and its needs for building high-calibre working teams.

21. Shareholders’ Meetings

The Company convenes shareholders’ general meetings every year pursuant to the Articles of Association. The annual general meeting for 2017 was held on June 5, 2018 at Swissotel Beijing Hong Kong Macau Center Hotel. Seven ordinary resolutions were passed and approved at the meeting by more than half of the votes and one special resolution was passed and approved at the meeting by more than two thirds of the votes. The details are set out in the announcement published by the Company on the website of Shanghai Stock Exchange on June 5, 2018 named Announcement of Resolutions Passed at the 2017 Annual General Meeting of PetroChina Company Limited (No. Lin 2018-019).

22. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision over the domestic oil and natural gas industry, and its regulatory policies will affect the Group’s operating activities such as obtaining the exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. Any future changes in the policies of the PRC government in the oil and natural gas industry may also have an impact on the Group’s operations.

    SIGNIFICANT EVENTS

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Oil and Gas Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The prices of domestic crude oil are determined by reference to the international prices of crude oil. The prices of domestic refined products are adjusted to reflect the price changes in the international crude oil market. Domestic natural gas prices implements the guidance prices of the PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively intense competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the estimates of the reserves depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. The results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved primarily include instability in political environment, taxation policies, import and export restrictions, as well as regulatory requirements.

2018 INTERIM REPORT  SIGNIFICANT EVENTS

(7) Risk Relating to Climate Change

In recent years, the oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous events such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. The hazard risks faced by the Group correspond the expansion in the scale and area of operations. In the meantime, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of various accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and invested in a timely manner to effectively control the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the Group’s properties and personnel, and may affect the normal operations of the Group.

23. Details of Preference Shares

There was no matter concerning the preference shares requiring disclosure during the reporting period.

24. Events After the Balance Sheet Date

In accordance with the Special Management Measures (Negative List) for Foreign Investment Access (2018) promulgated on June 28, 2018 by the NDRC and Ministry of Commerce (Order of the NDRC and Ministry of Commerce [2018] No.18) (國家發改委、商務部外商投資准入特別管理措施（負面清單）（ 2018 年版）（發展改革委 商務部令 2018 年第 18 號）), commencing from July 28, 2018, the restriction that the controlling interests in construction and operation of chain gas stations with over 30 branches and selling different types and brands of refined oil from multiple suppliers that have been established by a single foreign investor must be held by a Chinese party is removed.

25. Other Significant Events

(1) Adjustment to City Gate Price of Natural Gas for Residential Use

    SIGNIFICANT EVENTS

NDRC promulgated the Notice on Straightening Out the City Gate Price of Natural Gas for Residential Use (Fa Gai Jia Ge Gui [2018] No.794) (《關於理順居民用氣門站價格的通知》（發改價格規 [2018]794號）) on May 25, 2018. Pursuant to such notice, commencing from June 10, 2018, prices of natural gas for residential use will be managed by benchmark city gate price instead of highest city gate price, and the price level shall be determined based on benchmark city gate price of natural gas used for non-residential purposes (plus a VAT of 10%). Based on the benchmark city gate price, supply and demand sides may negotiate a specific price within the range of 20% higher than and any percentage lower than the existing benchmark city gate price, achieving connection with the pricing mechanism of natural gas for non-residential use. Any increase of price can only be implemented after one year upon the promulgation of the Notice. Currently, for benchmark city gate price of natural gas used for residential purposes which defer a lot from the benchmark city gate price of natural gas used for non-residential purposes, the maximum adjustment range shall not exceed RMB350 yuan per thousand cubic meters in principle, and any remaining price difference will be straightened out one year later when appropriate. In the meantime, seasonal trading policies are implemented to encourage market-based trading.

This matter will not affect the continuity of business and the stability of management of the Group and will help the natural gas business of the Group develop in a sustainable and healthy way and the operating results continue to get better.

(2) Reduction of Resource Tax Assessed on Shale Gas

The Ministry of Finance and State Administration of Taxation promulgated the Notice on Reduction of Resource Tax Assessed on Shale Gas (Cai Shui [2018] No.26) (《關於對頁岩氣減征資源稅的通知》（財稅 [2018]26號）) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%).

This matter will not affect the continuity of business and the stability of management of the Group and will help the exploration and production business of the Group develop in a sustainable and healthy way and the operating results continue to get better.

(3) Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Accounting Period

The impact on CAS

(a) New revenue standard

The Accounting Standards for Business Enterprises No. 14—Revenue (Revised) (the “new revenue standard”) issued by the Ministry of Finance (MOF) in 2017 has replaced the Accounting Standards for Business Enterprises No. 14—Revenue and Accounting Standards for Business Enterprises No. 15—Construction Contracts issued by MOF in 2006. The Group adopted the new revenue standard from January 1, 2018 and has accordingly made some adjustments to its accounting policies.

(b) New financial instruments standards

In 2017, the MOF issued the Accounting Standards for Business Enterprises No. 22—Recognition and Measurement of Financial Instruments (Revised), the Accounting Standards for Business Enterprises No. 23—Transfer of Financial Instruments (Revised), the Accounting Standards for Business Enterprises No. 24—Hedging accounting (Revised) and the Accounting Standards for Business Enterprises No. 37—Presentation of Financial Instruments (Revised) (together referred to as “new standards on financial instruments”). The Group adopted the new financial instruments standards from January 1, 2018 and has accordingly made some adjustments to its accounting policies.

(c) Interpretation No.9 to 12

The MOF issued CAS Bulletin No.9—Accounting of Net Investment Losses under Equity Method, CAS Bulletin No.10—Applying Revenue-based Depreciation Method on Fixed Assets, CAS Bulletin No.11—Applying Revenue-based Amortisation Method on Intangible Assets and CAS Bulletin No.12—Determination of Whether the Provider and Receiver of Key Management Personnel Services are Related Parties (collectively the “CAS Bulletins No.9-12”) in 2017.

2018 INTERIM REPORT  SIGNIFICANT EVENTS

(d) Presentation of financial statements

The MOF issued the “Notice on Revision of the Illustrative Financial Statements for 2018” (Caikuai [2018] No.15) in June 2018.

The Group has prepared financial statements for the six months ended June 30, 2018 in accordance with the new standards. The adoption of the new standards exerts no material impact on the Group’s financial information other than changes in presentation for certain financial statement items. Details of changes in accounting policies and its impacts mentioned above, please see Note “4 (30) Changes in Significant Accounting Policies” of financial statements prepared in accordance with CAS in the Interim Report.

The impact on IFRS

The Group has initially adopted IFRS 15 “Revenue from contracts with customers” (“IFRS 15”) and IFRS 9 “Financial Instruments” (“IFRS 9”) from 1 January 2018. The adoption of the new standards exerts no material impact on financial information other than , subject to the new standards, changes in presentation for certain financial statement items. Details of changes in accounting policies and its impacts mentioned above, please see Note “4 Changes in Significant Accounting Policies” of financial statements prepared in accordance with IFRS in the Interim Report.

    DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. Change of Directors, Supervisors and Senior Management of the Company

On April 2, 2018, Mr. Wang Dongjin resigned as Vice Chairman, Director and President of the Company due to the adjustment of positions and he also ceased to be chairman of the Investment and Development Committee of the Board.

On June 5, 2018, the Company convened the third meeting of the Board in 2018, at which the Board reviewed and approved the Proposal for Appointment of the President and Vice President of the Company, appointing Mr. Zhang Jianhua as President of the Company and Mr. Li Luguang as Vice President of the Company. Mr. Lin Aiguo ceased to be Chief Engineer of the Company due to age. Also, the meeting reviewed and approved the Proposal for Changing the Composition of Certain Committees. The Board adjusted the composition of the Investment and Development Committee and the Health, Safety and Environment Committee. Mr. Zhang Jianhua was appointed as chairman of the Investment and Development Committee while ceasing to be chairman of the Health, Safety and Environment Committee. Mr. Duan Liangwei was appointed as chairman of the Health, Safety and Environment Committee.

On June 7, 2018, Mr. Yu Baocai resigned as Director of the Company due to the adjustment of position and he also ceased to be a member of the Examination and Remuneration Committee.

2. Basic Particulars of the Current Directors, Supervisors and Other Senior Management

Directors

Name	Gender	Age	Position
Wang Yilin	Male	61	Chairman of the Board
Zhang Jianhua	Male	53	Vice Chairman of the Board, Executive Director, President
Liu Yuezhen	Male	56	Non-executive Director
Liu Hongbin	Male	55	Non-executive Director
Hou Qijun	Male	51	Executive Director, Vice President
Duan Liangwei	Male	50	Non-executive Director
Qin Weizhong	Male	46	Non-executive Director
Lin Boqiang	Male	61	Independent Non-executive Director
Zhang Biyi	Male	64	Independent Non-executive Director
Elsie Leung Oi-sie	Female	79	Independent Non-executive Director
Tokuchi Tatsuhito	Male	65	Independent Non-executive Director
Simon Henry	Male	56	Independent Non-executive Director

2018 INTERIM REPORT  DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Supervisors

Name	Gender	Age	Position
Xu Wenrong	Male	56	Chairman of the Supervisory Committee
Zhang Fengshan	Male	57	Supervisor
Jiang Lifu	Male	54	Supervisor
Lu Yaozhong	Male	53	Supervisor
Wang Liang	Male	55	Supervisor
Fu Suotang	Male	56	Supervisor appointed by employees’ representatives
Li Jiamin	Male	54	Supervisor appointed by employees’ representatives
Liu Xianhua	Male	55	Supervisor appointed by employees’ representatives
Li Wendong	Male	54	Supervisor appointed by employees’ representatives

Particulars of Other Senior Management

Name	Gender	Age	Position
Sun Longde	Male	56	Vice President
Wu Enlai	Male	58	Board Secretary
Li Luguang	Male	56	Vice President
Tian Jinghui	Male	55	Vice President
Chai Shouping	Male	56	Chief Financial Officer
Ling Xiao	Male	54	Vice President
Yang Jigang	Male	55	Vice President
Wang Zhongcai	Male	58	Vice President

3. Shareholdings of the Directors, Supervisors and Senior Management

As at June 30, 2018, no current Directors, Supervisors or other Senior Management of the Company or outgoing Directors, Supervisors or other Senior Management of the Company during the reporting period held any shares of the Company.

    RELEVANT INFORMATION ON CORPORATE BONDS

RELEVANT INFORMATION ON CORPORATE BONDS

1. Information on Corporate Bonds Issued But Not Yet Due

(1) All the corporate bonds of the Company which have been issued and listed on the stock exchange but have not yet been due as at the approval date of this interim report include the 2012 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2012 Corporate Bonds (First Tranche)”)(ten-year term and fifteen-year term), the 2013 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2013 Corporate Bonds (First Tranche)”)(ten-year term), the 2016 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (First Tranche)”), the 2016 Corporate Bonds (Second Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Second Tranche)”), the 2016 Corporate Bonds (Third Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Third Tranche)”), and the 2017 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2017 Corporate Bonds (First Tranche)”), and the details of which are set out below:

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	January 19, 2016	January 19, 2021	88	3.03	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

2018 INTERIM REPORT  RELEVANT INFORMATION ON CORPORATE BONDS

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2016 Corporate Bonds (First Tranche) (10- year term)	16 PetroChina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	March 3, 2016	March 3, 2021	127	3.15	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (10- year term)	16 PetroChina 04	136254.SH	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	March 24, 2016	March 24, 2021	95	3.08	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (10- year term)	16 PetroChina 06	136319.SH	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2017 Corporate Bonds (First Tranche)	17 PetroChina 01	143255.SH	August 18, 2017	August 18, 2020	20	4.30	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

(2) Subscribers

Qualified investors who meet the requirements of the laws and regulations.

(3) Payment of Interest

During the current reporting period, with regard to all the corporate bonds of the Company, interest were paid on schedule without any delay or inability in payment of interest.

The interest of 2012 Corporate Bonds (First Tranche) formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013. No payment of interest was due during the reporting period.

The interest of the 2013 Corporate Bonds (First Tranche) formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and its payment date within the reporting period was March 15, 2018 in an amount of RMB16,910.40 million.

The interest of the 2016 Corporate Bonds (First Tranche) formally started to accrue on January 19, 2016, and its first payment date was January 19, 2017. The interest payment date during the reporting period was January 19, 2018 in an amount of RMB431.14 million.

    RELEVANT INFORMATION ON CORPORATE BONDS

The interest of the 2016 Corporate Bonds (Second Tranche) formally started to accrue on March 3, 2016, and its first payment date was March 3, 2017. The interest payment date during the reporting period was March 3, 2018 (which was not a trading day, resulting in the actual payment date being March 5, 2018) in an amount of RMB485.15 million.

The interest of the 2016 Corporate Bonds (Third Tranche) formally started to accrue on March 24, 2016, and its first payment date was March 24, 2017. The interest payment date during the reporting period was March 24, 2018 (which was not a trading day, resulting in the actual payment date being March 26, 2018) in an amount of RMB364.60 million.

The interest of 2017 Corporate Bonds (First Tranche) formally started to accrue on August 18, 2017. Its first payment date was August 18, 2018. No payment of interest was due during the reporting period

2. Relevant Information on the Bond Trustees and the Credit Rating Agency

(1) Bond Trustees

1. 2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche)

Bond Trustee: CITIC Securities Company Limited

Legal Representative: Zhang Youjun

Contact Persons: Xu Chenhan, Zhao Wei, Zhou Weifan, Han Bing

Office Address: CITIC Office Tower, 48 Liangmaqiao Road, Chaoyang District, Beijing

Tel.: 010-60836701

Fax: 010-60833504

2. 2016 Corporate Bonds (First Tranche)

Bond Trustee: China Galaxy Securities Co., Ltd.

Legal Representative: Chen Gongyan

Contact Persons: Zhou Yihong, Xu Jinjun, Zhang Fan, Yu Junqin

Office Address: 2/F, Tower C, International Enterprise Mansion, 35 Finance Street, Xicheng District, Beijing

Tel.: 010-66568206, 010-83574533

Fax: 010-66568704

3. 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche)

Bond Trustee: China Securities Co., Ltd.

Legal Representative: Wang Changqing

Contact Persons: Du Meina, Gao Yikun, Wang Chonghe, Ren Xianhao, Yin Jianchao

Office Address: 2/F, Building B, Kaiheng Center, 2 Chaonei Street. Dongcheng District, Beijing

Tel.: 010-85130656, 010-85156322, 010-65608354

Fax: 010-65608445

(2) Credit Rating Agency

2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche), 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche)

Credit Rating Agency: United Credit Rating Co., Ltd.

Legal Representative: Wan Huawei

Contact Persons: Liu Hongtao, Gao Peng

Office Address: 12/F, PICC Building, 2 Jianguomenwai Street, Chaoyang District, Beijing

Tel.: 010-85172818

Fax: 010-85171273

2018 INTERIM REPORT  RELEVANT INFORMATION ON CORPORATE BONDS

3. Use of Funds Raised By Issuing Corporate Bonds

As at the end of the reporting period, the use of all funds raised by corporate bonds is consistent with the purpose, plan of use and other matters as undertaken in the offering circular, and such funds have been used up.

The receipt of the funds raised by corporate bonds and the payment of principal and interest are conducted in receipt accounts or special accounts, all of which are operating normally. Meanwhile, the Company formulated plans for the use of funds raised by bonds and use such raised funds in accordance with the internal procedures for use of funds and related agreements. The relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their designated purposes, to guarantee the smooth operation of the investment, use and audit of funds raised in order to ensure that the funds raised by bonds are used in accordance with the resolution of the shareholders’ general meeting and the purpose as disclosed in the offering circular.

4. Information on Follow-up Credit Rating of Bonds

In accordance with the relevant requirements of the PRC regulatory authorities and United Credit Rating Co., Ltd. (“United Rating”) in respect of follow-up credit rating, United Rating shall make a regular follow-up credit rating within two months upon the announcement of the Company’s annual audit report every year during the terms of all corporate bonds of the Company, and shall also make follow-up credit ratings from time to time based on relevant circumstances during the terms of all corporate bonds of the Company. United Rating has disclosed the 2018 Track Rating Report on the Corporate

Bonds of PetroChina at the Shanghai Stock Exchange, and the result of such rating is AAA, with a stable rating outlook. Investors are reminded to pay close attention to those ratings.

During the reporting period, there was no difference in credit rating by the credit rating agencies of other bonds and debt financing instruments issued by the Company in the PRC.

5. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the reporting period, the debt repayment plan and the safeguard measures for debt repayment were consistent with the provisions and relevant undertakings as set out in the offering circulars without any change. Special accounts for debt repayment were set up and funds for debt repayment were withdrawn in accordance with the relevant provisions.

CNPC provided credit guarantee for the 2012 Corporate Bonds (First Tranche) and the 2013 Corporate Bonds (First Tranche) of the Company. Please refer to the annual report disclosed by CNPC for the information about the guarantor.

The 2016 Corporate Bonds (First Tranche), the 2016 Corporate Bonds (Second Tranche), the 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche) are all unsecured bonds.

6. Convening of Meetings of Bond Holders

During the reporting period, the Company had not encountered any matter requiring the convening of a bond holders’ meeting and therefore did not convene any meeting for the bond holders.

    RELEVANT INFORMATION ON CORPORATE BONDS

7. Performance of Duties by the Bond Trustees

During the reporting period, the bond trustees performed the following duties in their capacity as a debt trustee in accordance with the provisions of the Measures for Administration of the Issue and Trading of Corporate Bonds and the Bond Trusteeship Agreement:

(1) paying continuous attention to the credit status of the Company and the guarantors as well as the implementation of the credit enhancement measures and the safeguard measures for debt repayment;

(2) supervising the use of the funds raised by the Company during the terms of bonds;

(3) carrying out overall investigation and paying continuous attention to the solvency and the effectiveness of the credit enhancement measures of the Company, and making an announcement in connection with the report on trusteeship affairs to the market at least once every year; and

(4) continuously supervising the performance of the information disclosure obligation by the Company during the terms of bonds.

No conflict of interest has occurred on the part of the trustees in performance of their duties.

CITIC Securities Company Limited, the bond trustee of the 2012 Corporate Bonds (First Tranche), the 2013 Corporate Bonds (First Tranche) and the 2017 Corporate Bonds (First Tranche), published the 2017 trusteeship report on April 12, 2018 and such disclosure was made in the Shanghai Stock Exchange.

China Galaxy Securities Co., Ltd., the bond trustee of the 2016 Corporate Bonds (First Tranche), published the 2017 trusteeship report on June 11, 2018 and such disclosure was made in the Shanghai Stock Exchange.

China Securities Co., Ltd., the bond trustee of the 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche), published the 2017 trusteeship report on June 21, 2018 and such disclosure was made in the Shanghai Stock Exchange.

China Securities Co., Ltd. kept paying attention to significant events of the Company and published an interim trusteeship report after change of the President of the Company and such disclosure was made in the Shanghai Stock Exchange.

8. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Items	As at June 30, 2018	As at December 31, 2017
Liquidity ratio	0.82	0.74
Quick ratio	0.54	0.49
Asset-liability ratio (%)	41.86	42.55
Items	The reporting period	Same period of the preceding year
EBITDA interest coverage ratio	20.57	16.21
Loan repayment ratio (%)	100	100
Interest coverage ratio (%)	100	100

2018 INTERIM REPORT  RELEVANT INFORMATION ON CORPORATE BONDS

9. Mortgage, Pledge, Seizure, Freezing, Conditional Realization, Impossible Realization of Assets, Impossibility of Using Assets to Repay Debts and Other Situations and Arrangements Involving the Rights Limitation over Assets

As at the end of the reporting period, the material assets of the Company were not subject to limitations.

10. Payment of Interest on Other Bonds and Debt Financing Instruments

During the reporting period, the interest on other bonds and debt financing instruments of the Company were paid on schedule, without any delay or inability in the payment of interest and principals.

11. Credits Granted by Banks, Use of Credit Facilities and Repayment of Bank Loans

The Company maintains a good long-term partnership with banks and other financial institutions and accordingly obtains relatively high credit lines, resulting in developing a strong indirect debt financing capacity. As at the end of the reporting period, the Company was granted a total amount of RMB162.0 billion credit facilities by a number of financial institutions, of which RMB49.8 billion were used and RMB112.2 billion remained unused.

During the reporting period, the Company repaid the bank loans on schedule, without any loan extension or forgiveness.

12. Relevant Provisions or Undertakings Stated in the Offering Circular

The Company strictly complies with the provisions of, and also performs the relevant undertakings made under, the Bond Trusteeship Agreement and the terms agreed in connection with each tranche of the relevant bonds.

13. Material Matters

During the reporting period, no material matters as set forth in Article 45 of the Measures for Administration of the Issue and Trading of Corporate Bonds occurred on the part of the Company.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF JUNE 30, 2018

(All amounts in RMB millions unless otherwise stated)

	Notes	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
ASSETS		The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	7	128,549	136,121	48,871	44,432
Notes and accounts receivable	8	87,214	72,358	20,433	19,087
Advances to suppliers	9	22,239	10,191	11,369	4,065
Other receivables	10	18,359	14,128	17,989	25,682
Inventories	11	159,808	144,669	106,159	94,439
Other current assets		48,335	47,695	41,263	33,582

Total current assets		464,504	425,162	246,084	221,287

Non-current assets
Available-for-sale financial assets	12	—	1,937	—	1,339
Investments in other equity instruments	13	938	—	480	—
Long-term equity investments	14	83,947	81,216	384,763	382,450
Fixed assets	15	675,995	695,034	323,944	331,837
Oil and gas properties	16	771,384	811,604	518,871	547,073
Construction in progress	17	210,276	196,192	145,131	137,866
Intangible assets	18	72,907	72,913	54,982	54,813
Goodwill	19	42,064	41,934	—	—
Long-term prepaid expenses	20	26,978	26,711	21,467	21,768
Deferred tax assets	33	22,345	26,724	18,066	23,354
Other non-current assets		36,995	25,483	11,446	7,672

Total non-current assets		1,943,829	1,979,748	1,479,150	1,508,172

TOTAL ASSETS		2,408,333	2,404,910	1,725,234	1,729,459

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS AS OF JUNE 30, 2018 (CONTINUED) (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
		The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	22	88,305	93,881	78,320	84,770
Notes and accounts payable	23	217,695	235,211	94,636	119,429
Advances from customers	24	—	67,176	—	44,435
Contract liabilities	25	70,113	—	44,175	—
Employee compensation payable	26	10,679	6,955	8,285	5,051
Taxes payable	27	43,695	57,431	31,395	41,312
Other payables	28	74,623	32,804	55,081	24,086
Current portion of non-current liabilities	30	59,778	81,536	52,821	63,822
Other current liabilities		992	1,673	125	164

Total current liabilities		565,880	576,667	364,838	383,069

Non-current liabilities
Long-term borrowings	31	190,000	195,192	84,278	94,299
Debentures payable	32	94,809	94,666	85,000	85,000
Provisions	29	133,290	131,546	92,291	92,137
Deferred tax liabilities	33	11,143	12,667	—	—
Other non-current liabilities		12,925	12,562	6,224	6,268

Total non-current liabilities		442,167	446,633	267,793	277,704

Total liabilities		1,008,047	1,023,300	632,631	660,773

Shareholders’ equity
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	128,679	128,639	127,872	127,881
Special reserve		15,386	13,366	8,770	7,503
Other comprehensive income	53	(30,611)	(27,433)	320	352
Surplus reserves	36	188,769	188,769	177,677	177,677
Undistributed profits	37	723,251	707,448	594,943	572,252

Equity attributable to equity holders of the Company		1,208,495	1,193,810	1,092,603	1,068,686

Non-controlling interests	38	191,791	187,800	—	—

Total shareholders’ equity		1,400,286	1,381,610	1,092,603	1,068,686

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,408,333	2,404,910	1,725,234	1,729,459

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(All amounts in RMB millions unless otherwise stated)

		For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	1,108,822	975,909	649,846	570,059
Less: Cost of sales	39	(870,788)	(777,147)	(487,107)	(438,749)
Taxes and surcharges	40	(103,545)	(94,633)	(82,807)	(81,160)
Selling expenses	41	(30,962)	(30,138)	(21,495)	(20,794)
General and administrative expenses	42	(31,623)	(30,669)	(20,657)	(20,892)
Research and development expenses	43	(6,084)	(5,378)	(5,373)	(4,789)
Finance expenses	44	(9,707)	(11,328)	(8,272)	(8,817)
Including: Interest expenses		(11,109)	(11,332)	(8,601)	(9,056)
Interest income		1,434	1,189	491	619
Asset impairment losses	45	(14)	(265)	(41)	(222)
Credit losses	46	5	—	7	—
Add: Other income	47	4,436	2,501	3,051	1,725
Investment income	48	3,939	2,470	24,204	18,877
Including: Income from investment in associates and joint ventures		3,824	2,215	2,406	1,649
Gains on asset disposal	49	95	227	109	199

Operating profit		64,574	31,549	51,465	15,437

Add: Non-operating income	50a	878	1,712	655	1,324
Less: Non-operating expenses	50b	(5,046)	(5,432)	(3,689)	(2,847)

Profit before taxation		60,406	27,829	48,431	13,914

Less: Taxation	51	(23,066)	(6,868)	(14,620)	1,280

Net profit		37,340	20,961	33,811	15,194

Classified by continuity of operations:
Net profit from continuous operation		37,340	20,961	33,811	15,194
Net profit from discontinued operation		—	—	—	—
Classified by ownership:
Shareholders of the Company		27,086	12,674	33,811	15,194
Non-controlling interests		10,254	8,287	—	—

Other comprehensive income		(2,285)	189	(32)	(123)

Other comprehensive income attributable to equity holders of the Company, net of tax		(3,178)	874	(32)	(123)

(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments		(100)	—	(29)	—
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee		(4)	(124)	(3)	(121)
Gains or losses arising from changes in fair value of available-for-sale financial assets		—	22	—	(2)
Translation differences arising from translation of foreign currency financial statements		(3,074)	976	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests		893	(685)	—	—

Total comprehensive income		35,055	21,150	33,779	15,071

Attributable to:
Equity holders of the Company		23,908	13,548	33,779	15,071
Non-controlling interests		11,147	7,602	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	52	0.148	0.069	0.185	0.083
Diluted earnings per share (RMB Yuan)	52	0.148	0.069	0.185	0.083

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

FINANCIAL STATEMENTS	2018 INTERIM REPORT

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(All amounts in RMB millions unless otherwise stated)

		For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		1,262,750	1,109,464	749,993	653,073
Refund of taxes		3,274	2,202	1,289	1,169
Cash received relating to other operating activities		1,558	1,543	11,589	714

Sub-total of cash inflows		1,267,582	1,113,209	762,871	654,956

Cash paid for goods and services		(856,907)	(715,375)	(511,367)	(385,039)
Cash paid to and on behalf of employees		(54,571)	(52,394)	(39,715)	(37,038)
Payments of various taxes		(187,616)	(170,418)	(111,760)	(129,251)
Cash paid relating to other operating activities		(22,330)	(30,189)	(13,967)	(23,998)

Sub-total of cash outflows		(1,121,424)	(968,376)	(676,809)	(575,326)

Net cash flows from operating activities	55(a)	146,158	144,833	86,062	79,630

Cash flows from investing activities
Cash received from disposal of investments		9,823	161	20,243	8,366
Cash received from returns on investments		2,332	2,391	24,063	17,734
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		220	148	180	128

Sub-total of cash inflows		12,375	2,700	44,486	26,228

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(101,069)	(82,916)	(67,375)	(54,361)
Cash paid to acquire investments		(10,797)	(7,037)	(21,853)	(9,017)

Sub-total of cash outflows		(111,866)	(89,953)	(89,228)	(63,378)

Net cash flows used for investing activities		(99,491)	(87,253)	(44,742)	(37,150)

Cash flows from financing activities
Cash received from capital contributions		348	241	—	—
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		348	241	—	—
Cash received from borrowings		405,775	374,230	128,033	204,381
Cash received relating to other financing activities		26	48	13	47

Sub-total of cash inflows		406,149	374,519	128,046	204,428

Cash repayments of borrowings		(439,901)	(394,708)	(155,507)	(218,228)
Cash payments for interest expenses and distribution of dividends or profits		(18,750)	(19,081)	(9,420)	(9,808)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests		(6,825)	(7,749)	—	—
Capital reduction of subsidiaries		(86)	(15)	—	—
Cash payments relating to other financing activities		—	(337)	—	—

Sub-total of cash outflows		(458,737)	(414,141)	(164,927)	(228,036)

Net cash flows used for financing activities		(52,588)	(39,622)	(36,881)	(23,608)

Effect of foreign exchange rate changes on cash and cash equivalents		621	(1,351)	—	—

Net (decrease)/increase in cash and cash equivalents	55(b)	(5,300)	16,607	4,439	18,872

Add: Cash and cash equivalents at beginning of the period		122,777	97,931	44,432	15,201

Cash and cash equivalents at end of the period	55(c)	117,477	114,538	48,871	34,073

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(All amounts in RMB millions unless otherwise stated)

		Shareholders’ equity attributable to the Company
Items	Share capital	Capital surplus	Special reserve	Other comprehen- sive income	Surplus reserves	Undistri- buted profits	Sub-total	Non- controlling interests	Total share- holders’ equity
Balance at January 1, 2017	183,021	128,377	13,188	(28,320)	186,840	706,213	1,189,319	183,709	1,373,028

Changes in the six months ended June 30, 2017
Total comprehensive income	—	—	—	874	—	12,674	13,548	7,602	21,150
Special reserve-safety fund reserve
Appropriation	—	—	2,600	—	—	—	2,600	128	2,728
Utilisation	—	—	(500)	—	—	—	(500)	(31)	(531)
Profit distribution
Distribution to shareholders	—	—	—	—	—	(6,957)	(6,957)	(5,725)	(12,682)
Other equity movement
Equity transaction with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	631	631
Other	—	(25)	—	—	—	(8)	(33)	(104)	(137)

Balance at June 30, 2017	183,021	128,352	15,288	(27,446)	186,840	711,922	1,197,977	186,208	1,384,185

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

FINANCIAL STATEMENTS	2018 INTERIM REPORT

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2018 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company
Items	Share capital	Capital surplus	Special reserve	Other comprehen- sive income	Surplus reserves	Undistri- buted profits	Sub-total	Non- controlling interests	Total share- holders’ equity
Balance at January 1, 2018	183,021	128,639	13,366	(27,433)	188,769	707,448	1,193,810	187,800	1,381,610

Changes in the six months ended June 30, 2018
Total comprehensive income	—	—	—	(3,178)	—	27,086	23,908	11,147	35,055
Special reserve-safety fund reserve
Appropriation	—	—	2,713	—	—	—	2,713	137	2,850
Utilisation	—	—	(693)	—	—	—	(693)	(38)	(731)
Profit distribution
Distribution to shareholders	—	—	—	—	—	(11,117)	(11,117)	(7,026)	(18,143)
Other equity movement
Equity transaction with non-controlling interests	—	(3)	—	—	—	—	(3)	—	(3)
Capital contribution from non-controlling interests	—	44	—	—	—	—	44	452	496
Disposal of subsidiaries	—	—	—	—	—	—	—	(645)	(645)
Other	—	(1)	—	—	—	(166)	(167)	(36)	(203)

Balance at June 30, 2018	183,021	128,679	15,386	(30,611)	188,769	723,251	1,208,495	191,791	1,400,286

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

UNAUDITED COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehen- sive income	Surplus reserves	Undistributed profits	Total shareholders’ equity
Balance at January 1, 2017	183,021	127,882	7,792	783	175,748	574,536	1,069,762

Changes in the six months ended June 30, 2017
Total comprehensive income	—	—	—	(123)	—	15,194	15,071
Special reserve-safety fund reserve
Appropriation	—	—	1,753	—	—	—	1,753
Utilisation	—	—	(386)	—	—	—	(386)
Profit distribution
Distribution to shareholders	—	—	—	—	—	(6,957)	(6,957)

Balance at June 30, 2017	183,021	127,882	9,159	660	175,748	582,773	1,079,243

Balance at January 1, 2018	183,021	127,881	7,503	352	177,677	572,252	1,068,686

Changes in the six months ended June 30, 2018
Total comprehensive income	—	—	—	(32)	—	33,811	33,779
Special reserve-safety fund reserve
Appropriation	—	—	1,768	—	—	—	1,768
Utilisation	—	—	(501)	—	—	—	(501)
Profit distribution
Distribution to shareholders	—	—	—	—	—	(11,117)	(11,117)
Other equity movement	—	(9)	—	—	—	(3)	(12)

Balance at June 30, 2018	183,021	127,872	8,770	320	177,677	594,943	1,092,603

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中國石油天然氣集團公司 was renamed 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the six months ended June 30, 2018 truly and completely present the financial position of the Group and the Company as of June 30, 2018 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(2) Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalents as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial instruments

Financial instruments include cash at bank and on hand, equity securities other than those classified as long-term equity investments, receivables, payables, loans and borrowings and debentures payable.

(a) Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial asset (unless it is an account receivable without a significant financing component) and financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. Accounts receivable without a significant financing component is initially measured at the transaction price according to Note 4(22).

(b) Classification and subsequent measurement of financial assets

(i) Classification of the financial assets held by the Group

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to collect contractual cash flows;

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets;

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to designate it as a financial assets at FVOCI. This election is made on an investment-by-investment basis, and from the perspective of the issuer, related investment is in line with the definition of equity instruments.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The business model in which a financial asset is managed refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets, or both. The Group determines the business model for managing financial assets according to the facts and based on the specific business objectives for the managing the financial assets determined by the Group’s key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding, the Group considers the contractual terms of the instrument. For the purposes of this assessment, “principal” is defined as the fair value of the financial assets at initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(ii) Subsequent measurement of the financial assets

Financial assets at FVTPL:

These financial assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are a part of hedging relationship.

Financial assets measured at amortised cost:

These assets are subsequently measured at amortised cost using the effective interest method. Gains or losses on financial assets that are measured at amortised cost and are not a part of any hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, through the amortisation process or in order to recognise impairment gains or losses.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

Debt investments at FVOCI:

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

Equity investments at FVOCI:

These assets are subsequently measured at fair value. Dividends are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

(c) Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortised cost.

Financial liabilities at FVTPL:

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship.

Financial liabilities at amortised cost:

Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

(d) Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

•	the Group currently has a legally enforceable right to set off the recognised amounts;

•	the Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

(e) Derecognition of financial assets and financial liabilities

Financial asset is derecognised when one of the following conditions is met:

•	the Group’s contractual rights to the cash flows from the financial asset expire;

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

•	the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or

•

the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss:

•	the carrying amount of the financial asset transferred measured at the date of derecognition;

•

the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised.

The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished.

(f) Impairment

The Group recognises loss allowances for expected credit loss (“ECL”) on financial assets measured at amortised cost , contract assets and debt investments measured at FVOCI.

Financial assets measured at fair value, including debt investments or equity securities at FVTPL, equity securities designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

the Group measures loss allowance at an amount equal to 12-month ECL for financial instruments that have low credit risk for which credit risk has not increased significantly since initial recognition, and at an amount equal to lifetime ECL for trade receivables and contract assets.

(ii) Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

(iii) Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

(iv) Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income.

(v) Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, according to the Group’s procedures for recovery of amounts due, financial assets that are written off could still be subject to enforcement activities.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(g) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(9) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(13) Intangible Assets and Goodwill

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove that the intangible asset is to generate economic benefits;

•

With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(15) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments and long-term prepaid expenses are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately.

Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income.

(20) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(21) Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

(22) Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders.

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The consideration which the Group expects to refund to the customer is recognised as refund liabilities and excluded from transaction price. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

•	The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	The customer can control the asset created or enhanced during the Group’s performance; or

•	The Group’s performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

•	The Group has a present right to payment for the product or service;

•	The Group has transferred physical possession of the goods to the customer;

•	The Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

•	The customer has accepted the goods or services.

A contract asset is the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (Note 4(7)(f)). Accounts receivable is the Group’s right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Group’s principal activities:

(1) Sale of goods

The Group shall recognize revenue when (or as) the customer obtains control of relevant product. Obtaining control of relevant product means that a customer can dominate the use of the product and obtain almost all the economic benefits from it.

(2) Rendering of services

The Group recognises its revenue from rendering of services on performance progress. Customers simultaneously receive the service as the Group performs its obligation over time and consume the benefits arising from the Group’s performance. Otherwise, a performance obligation is satisfied at a point in time.

(23) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, e.g. an incremental sales commission. The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs. Other costs of obtaining a contract are expensed when incurred.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

•

The costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

•	The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	The costs are expected to be recovered.

Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the “assets related to contract costs”) are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

•	Remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

•	the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

(24) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(25) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(26) Business Combination

(a) Business combination under common control

The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(27) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(28) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(29) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products the producting costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in the future, the Group may either over or under recognize the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the eastern and western regions in aggregate. The tax losses recorded by the branches in the eastern region has given rise to deferred tax assets, which may be recoverable from future taxable profits generated by the branches in the eastern region. Any policy adjustments may increase or decrease the amount of tax expenses of the Company.

(30) Changes in significant accounting policies

(a) Description and reasons of changes in accounting policies

The MOF issued the following revised accounting standards and interpretations in 2017:

CAS No.14 - Revenue (Revised) (the “new revenue standard”), CAS No.22 - Financial Instruments: Recognition and Measurement (Revised), CAS No.23 - Transfer of Financial Assets (Revised), CAS No.24 - Hedge Accounting (Revised) and CAS No.37 - Presentation and Disclosures of Financial Instruments (Revised) (collectively the “new financial instruments standards”).

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

CAS Bulletin No.9 - Accounting of Net Investment Losses under Equity Method, CAS Bulletin No.10 - Applying Revenue-based Depreciation Method on Fixed Assets, CAS Bulletin No.11 - Applying Revenue-based Amortisation Method on Intangible Assets and CAS Bulletin No.12 - Determination of Whether the Provider and Receiver of Key Management Personnel Services are Related Parties (collectively the “CAS Bulletins No.9-12”).

In addition, the MOF issued the “Notice on Revision of the Illustrative Financial Statements for 2018” (Caikuai [2018] No.15) in June 2018.

The Group has applied the above revised accounting standards and interpretations since January 1, 2018 and adjusted the related accounting policies.

(b) Major impact of changes in accounting policies

(i) New revenue standard

The new revenue standard replaces CAS No.14 – Revenue and CAS No.15 - Construction Contracts issued by the MOF in 2006 (the “old revenue standard”).

Under old revenue standard, the Group recognised revenue when the risks and rewards had passed to the customers. The Group’s revenue from sales of goods was recognised when the following conditions were met: the significant risks and rewards of ownership of the goods had been transferred to the customer, the amount of revenue and related costs could be reliably measured, the relevant economic benefits would probably flow to the Group and the Group retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. Revenue from rendering of services and revenue from construction contracts were recognised by reference to the stage of completion of the transaction at the balance sheet date.

Under new revenue standard, revenue is recognised when the customer obtains control of the promised goods or services in the contract:

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers. The Group satisfies a performance obligation over time if certain criteria is met; or otherwise, a performance obligation is satisfied at a point in time. Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

Under new revenue standard, the Group presents a contract asset or a contract liability in the balance sheet based on the relationship between the Group’s performance and the customer’s payment. At the same time, the Group provides more disclosures on revenue and related information based on the disclosure requirements under new revenue standard, such as relevant accounting policies, significant judgements (measurement of variable consideration, the method used to allocate the transaction price to each performance obligation, the assumption used for estimating stand-alone selling price of each performance obligation, etc.), information of contracts with customers (revenue recognised in current period, contract balance, performance obligation, etc.), information of assets related to contract costs, etc.

The adoption of the new revenue standard exerts no material impact on the Group’s accounting policies related to revenue.

Considering the cumulative effect of initial application of the new revenue standard, the adoption of the new revenue standard exerts no material impact on the Group’s retained earnings as at January 1, 2018 and comparative information has not been restated. There has been no material impact on each of the line items in the consolidated and company income statements for the six months ended June 30, 2018 and the consolidated and company balance sheets as at June 30, 2018 compared with the financial statements had the previous policies been applied, except that some line items in the financial statements are reclassified.

(ii) New financial instruments standards

The new financial instruments standards revise CAS No.22 - Financial instruments: Recognition and measurement, CAS No.23 - Transfer of Financial assets and CAS No.24 - Hedging issued by the MOF in 2006 and CAS No.37 - Presentation and Disclosures of Financial Instruments (collecting the “old financial instruments standards”).

The new financial instruments standards contain three principal classification categories for financial assets: measured at amortised cost, FVOCI and FVTPL. The classification of financial assets under the new financial instruments standards is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The new financial instruments standards cancel the previous categories of held to maturity investments, loans and receivables and available for sale financial assets under the old financial instruments standards. Under the new financial instruments standards, derivatives embedded in contracts where the host is a financial asset are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The adoption of the new financial instruments standards exerts no material impact on the Group’s accounting policies related to financial liabilities.

The Group did not designate or de-designate any financial asset or financial liability at FVTPL at January 1, 2018.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

The new financial instruments standards replace the “incurred loss” model in the old financial instruments standards with the ECL model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in the old financial instruments standards.

The Group applies the new ECL model to the following items:

•	financial assets measured at amortised cost;

•	contract assets; and

•	debt investments measured at FVOCI.

The new ECL model do not apply to investments in equity instruments.

The closing loss allowance determined in accordance with the old financial instruments standards as at December 31, 2017 is not materially different from the opening loss allowance determined in accordance with the new financial instruments standards as at January 1, 2018. Meanwhile, the Group has not adjusted the comparative figures in the financial statements.

(iii) Interpretation No.9 to 12

The Group has reviewed the relevant accounting policies in accordance with the requirements related to the accounting of net investment losses under equity method, the depreciation and amortisation methods of fixed assets and intangible assets and the related party identification and disclosure of key management personnel services of CAS Bulletins No.9-12. The adoption of CAS Bulletins No.9-12 does not have material impact on the financial position and financial performance of the Group.

(iv) Presentation of financial statements

The Group has prepared financial statements for the six months ended June 30, 2018 in accordance with Caikuai [2018] No.15. Presentation of related financial statements have been adjusted retrospectively.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

Adjustment to related items presented is as follows:

The affected items in the consolidated balance sheet and balance sheet as at December 31, 2017:

	Group
	Before adjustment	Amount of adjustment	Adjusted amount
Notes receivable	19,215	(19,215)	—
Accounts receivable	53,143	(53,143)	—
Notes and accounts receivable	—	72,358	72,358
Other receivables	13,904	224	14,128
Other current assets	47,919	(224)	47,695
Fixed assets	694,359	675	695,034
Construction in progress	190,540	5,652	196,192
Construction materials	5,652	(5,652)	—
Other non-current assets	26,158	(675)	25,483
Notes payable	10,697	(10,697)	—
Accounts payable	224,514	(224,514)	—
Notes and Accounts payable	—	235,211	235,211
Other payables	28,755	4,049	32,804
Other current liabilities	5,722	(4,049)	1,673

Total		—

	Company
	Before adjustment	Amount of adjustment	Adjusted amount
Notes receivable	9,794	(9,794)	—
Accounts receivable	9,293	(9,293)	—
Notes and accounts receivable	—	19,087	19,087
Other receivables	23,355	2,327	25,682
Other current assets	35,909	(2,327)	33,582
Construction in progress	135,257	2,609	137,866
Construction materials	2,609	(2,609)	—
Notes payable	10,048	(10,048)	—
Accounts payable	109,381	(109,381)	—
Notes and Accounts payable	—	119,429	119,429
Other payables	21,093	2,993	24,086
Other current liabilities	3,157	(2,993)	164

Total		—

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

The affected items in the consolidated income statement income statement for the six months ended June 30, 2017:

	Group
	Before adjustment	Amount of adjustment	Adjusted amount
General and administrative expenses	(36,047)	5,378	(30,669)
Research and development expenses	—	(5,378)	(5,378)

Total		—

	Company
	Before adjustment	Amount of adjustment	Adjusted amount
General and administrative expenses	(25,681)	4,789	(20,892)
Research and development expenses	—	(4,789)	(4,789)

Total		—

(c)

Based on the comparative figures adjusted retrospectively according to Caikuai [2018] No.15 (Note 4(30)(b) (iv)), the effects of above changes in accounting policies without retrospective adjustment (Note 4(30)(b)(i)- (iii)) on each of the line items in the consolidated balance sheet and balance sheet as at January 1, 2018 are summarized by the Group as follows:

	Group
	Carrying amount at January 1, 2018 (before adjustment)	Reclassification		Carrying amount at January 1, 2018 (after adjustment)
		Effects of new revenue standard	Effects of new financial instruments standards
Assets
Available-for-sale financial assets (i)	1,937	—	(1,937)	—
Other equity instruments (i)	—	—	1,937	1,937
Liabilities:
Advances from customers	67,176	(67,176)	—	—
Contract liabilities	—	67,176	—	67,176

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

	The Company
	Carrying amount at January 1, 2018 (before adjustment)	Reclassification		Carrying amount at January 1, 2018 (after adjustment)
		Effects of new revenue standard	Effects of new financial instruments standards
Assets
Available-for-sale financial assets (i)	1,339	—	(1,339)	—
Other equity instruments (i)	—	—	1,339	1,339
Liabilities:
Advances from customers	44,435	(44,435)	—	—
Contract liabilities	—	44,435	—	44,435

Note(i):	This category refers to financial assets at fair value through other comprehensive income.

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method
Value Added Tax (the “VAT”)	6%, 10% or 11%, 16% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.

Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 yuan per litre for diesel and fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid VAT and consumption tax.

In order to further the VAT reform and simplify the VAT tax rate structure, the MOF and the SAT jointly issued the Circular on Simplifying the Relevant Policies on VAT Rates (Cai Shui [2017] No.37) on April 28, 2017, based on which the VAT rates would be 17%, 11% and 6%, removing the 13% VAT tax rate, and the VAT tax rate applicable to the natural gas was decreased to 11% from 13% since July 1, 2017.

The Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment to VAT Rates (Cai Shui [2018] No.32) to improve the VAT system on 4 April 2018. Since 1 May 2018, the tax rate for the occurrence of a taxable sale or imported goods by a taxpayer, was adjusted respectively from 17% and 11% to 16% and 10%.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorpo- ration	Registered capital	Principal activities	Type of legal entity	Legal repre- sentative	Closing effective invest- ment cost	Attribu- table equity interest %	Attribu- table voting rights %	Consoli- dated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Sun Longde	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Wang Zhongcai	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes
PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Wang Zhongcai	31,314	100.00	100.00	Yes
PetroChina International Company Limited	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Tian Jinghui	18,953	100.00	100.00	Yes
PetroChina Pipelines Company Limited	Established	PRC	80,000	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor	Limited liability company	Ling Xiao	109,216	72.26	72.26	Yes

(i)

The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

(2) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	June 30, 2018	December 31, 2017
PetroKazakhstan Inc.	USD 1=6.6166 yuan	USD 1=6.5342 yuan
PetroChina Hong Kong Limited	HKD 1=0.8431 yuan	HKD 1=0.8359 yuan
Singapore Petroleum Company Limited	USD 1=6.6166 yuan	USD 1=6.5342 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	June 30, 2018	December 31, 2017
Cash on hand	46	44
Cash at bank	126,329	133,657
Other cash balances	2,174	2,420

	128,549	136,121

The Group’s cash at bank and on hand included the following foreign currencies as of June 30, 2018:

	Foreign currency	Exchange rate	RMB equivalent
USD	7,275	6.6166	48,136
HKD	4,223	0.8431	3,560
Tenge	15,225	0.0194	295
Other			670

			52,661

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2017:

	Foreign currency	Exchange rate	RMB equivalent
USD	8,776	6.5342	57,344
HKD	7,248	0.8359	6,059
Tenge	6,377	0.0196	125
Other			958

			64,486

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

8 NOTES AND ACCOUNTS RECEIVABLE

	Group		Company
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Notes receivable	23,317	19,215	9,657	9,794
Accounts receivable	63,897	53,143	10,776	9,293

	87,214	72,358	20,433	19,087

(a) Notes receivable

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and rendering of services.

As of June 30, 2018, all notes receivable of the Group are due within one year.

(b) Accounts receivable

	Group		Company
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Accounts receivable	68,665	57,914	15,232	13,752
Less: Provision for bad debts	(4,768)	(4,771)	(4,456)	(4,459)

	63,897	53,143	10,776	9,293

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	June 30, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	62,601	91	(112)	51,221	88	(170)
1 to 2 years	970	1	(433)	1,884	3	(681)
2 to 3 years	1,200	2	(881)	2,338	4	(1,959)
Over 3 years	3,894	6	(3,342)	2,471	5	(1,961)

	68,665	100	(4,768)	57,914	100	(4,771)

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

	Company
	June 30, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	10,573	69	—	8,856	64	(7)
1 to 2 years	528	3	(409)	1,026	7	(680)
2 to 3 years	817	6	(805)	1,994	15	(1,958)
Over 3 years	3,314	22	(3,242)	1,876	14	(1,814)

	15,232	100	(4,456)	13,752	100	(4,459)

The ageing is counted starting from the date when accounts receivable are recognised.

As of June 30, 2018, the top five debtors of accounts receivable of the Group amounted to RMB 32,735, representing 48% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 7 (As of December 31, 2017, the top five debtors of accounts receivable of the Group amounted to RMB 29,471, representing 51% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 7).

During the six months ended June 30, 2018 and the six months ended June 30, 2017, the Group had no significant write-off of the provision for bad debts of accounts receivable.

9 ADVANCES TO SUPPLIERS

	June 30, 2018	December 31, 2017
Advances to suppliers	22,427	10,384
Less: Provision for bad debts	(188)	(193)

	22,239	10,191

As of June 30, 2018 and December 31, 2017, advances to suppliers of the Group are mainly aged within one year.

As of June 30, 2018, the top five debtors of advances to suppliers of the Group amounted to RMB 15,226, representing 68% of total advances to suppliers (As of December 31, 2017, the top five debtors of advances to suppliers of the Group amounted to RMB 6,285, representing 61% of total advances to suppliers).

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

10 OTHER RECEIVABLES

	Group		Company
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Interest receivable	122	99	8	9
Dividends receivable	858	125	2,070	2,318
Other receivables (a)	17,379	13,904	15,911	23,355

Total	18,359	14,128	17,989	25,682

(a)	The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	June 30, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	14,773	74	(61)	11,588	70	(46)
1 to 2 years	1,198	6	(85)	1,053	6	(105)
2 to 3 years	697	3	(28)	541	3	(26)
Over 3 years	3,322	17	(2,437)	3,353	21	(2,454)

	19,990	100	(2,611)	16,535	100	(2,631)

	Company
	June 30, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	15,107	91	(24)	22,674	94	(31)
1 to 2 years	356	2	(85)	235	1	(78)
2 to 3 years	97	1	—	123	1	—
Over 3 years	1,121	6	(661)	1,102	4	(670)

	16,681	100	(770)	24,134	100	(779)

The ageing is counted starting from the date when other receivables are recognised.

As of June 30, 2018, the top five debtors of other receivables of the Group amounted to RMB 7,656, representing 38% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 1,012 (As of December 31, 2017, the top five debtors of other receivables of the Group amounted to RMB 7,547, representing 46% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 854).

During the six months ended June 30, 2018 and the six months ended June 30, 2017, the Group had no significant write-off of the provision for bad debts of other receivables.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

11 INVENTORIES

	June 30, 2018	December 31, 2017
Cost
Crude oil and other raw materials	58,005	48,936
Work in progress	13,987	12,811
Finished goods	88,660	83,908
Turnover materials	104	170

	160,756	145,825
Less: Write down in inventories	(948)	(1,156)

Net book value	159,808	144,669

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

December 31, 2017
Available-for-sale debenture	3
Available-for-sale equity instrument	2,268
Less: Provision for impairment	(334)

1,937

13 INVESTMENTS IN OTHER EQUITY INSTRUMENTS

June 30, 2018
China Pacific. Insurance (Group) Co., Ltd.	156
Chengdu Huaqihoupu Holding Co., Ltd.	147
Other items	635

938

The above equity investment is planned to be held for a long term by the Group for a strategic purpose, the Group designates it as a financial asset at fair value through other comprehensive income.

14 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2017	Addition	Reduction	June 30, 2018
Associates and joint ventures (a)	81,465	5,536	(2,883)	84,118
Less : Provision for impairment (b)	(249)	—	78	(171)

	81,216	5,536	(2,805)	83,947

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

	Company
	December 31, 2017	Addition	Reduction	June 30, 2018
Subsidiaries (c)	351,314	843	(507)	351,650
Associates and joint ventures	31,335	3,180	(1,203)	33,312
Less : Provision for impairment	(199)	—	—	(199)

	382,450	4,023	(1,710)	384,763

As of June 30, 2018, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Principal associates and joint ventures of the Group

					Interest held%				Strategic
Company name	Country of incorpo- ration	Principal activities	Registered capital		Direct	Indirect	Voting rights %	Account -ing method	decisions relating to the Group’s activities
Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD	258 million	28.44	—	28.44	Equity method	No
China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business		8,331	32.00	—	32.00	Equity method	No
CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business		5,000	49.00	—	49.00	Equity method	No
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage		1,000	—	50.00	50.00	Equity method	No
Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coalbed methane	AUD	2	—	50.00	50.00	Equity method	No
Trans-Asia Gas Pipeline Co., Ltd.	PRC	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting		5,000	—	50.00	50.00	Equity method	No

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

Investments in principal associates and joint ventures are listed below:

	Invest- ment cost	December 31, 2017	Share of profit / (loss) of equity method investments	Other comprehensive income	Cash dividend declared	Other	June 30, 2018
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—
China Petroleum Finance Co., Ltd.	9,917	19,494	1,324	(3)	(453)	—	20,362
CNPC Captive Insurance Co., Ltd.	2,450	2,965	76	—	(31)	—	3,010
China Marine Bunker (PetroChina) Co., Ltd.	740	1,315	39	5	—	(31)	1,328
Arrow Energy Holdings Pty Ltd.	19,407	1,857	(466)	(432)	—	(66)	893
Trans-Asia Gas Pipeline Co., Ltd.	14,527	16,521	156	143	—	(309)	16,511

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Percentage ownership interest(%)	28.44	28.44	32.00	32.00	49.00	49.00
Current assets	5,938	5,326	199,094	169,389	10,450	9,386
Non-current assets	3,966	4,141	276,164	309,481	2,712	2,764
Current liabilities	11,282	12,108	392,471	394,064	7,020	6,097
Non-current liabilities	333	333	20,243	24,977	—	1

Net (liabilities) / assets	(1,711)	(2,974)	62,544	59,829	6,142	6,052

Group’s share of net assets	—	—	20,013	19,145	3,010	2,965
Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	20,362	19,494	3,010	2,965

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Operating income	17,375	13,688	8,488	7,172	294	307
Net profit	1,250	1,218	4,136	3,753	158	140
Other comprehensive income	—	—	(8)	(378)	(2)	2

Total comprehensive income	1,250	1,218	4,128	3,375	156	142

Group’s share of total comprehensive income	—	—	1,321	1,080	76	70

Dividends received by the Group	—	—	453	335	31	—

Interest in joint ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Percentage ownership interest(%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,885	1,942	24,057	25,429	35,333	31,527
Current assets	7,534	6,449	576	540	88	3,957
Including: cash and cash equivalents	726	1,277	89	91	73	3,955
Non-current liabilities	232	232	19,796	21,569	2,100	2,100
Current liabilities	6,254	5,309	2,943	583	299	343

Net assets	2,933	2,850	1,894	3,817	33,022	33,041

Net assets attributable to owners of the Company	2,656	2,630	1,894	3,817	33,022	33,041
Group’s share of net assets	1,328	1,315	947	1,909	16,511	16,521
Elimination of transactions with the Group	—	—	(54)	(52)	—	—

Carrying amount of interest in joint ventures	1,328	1,315	893	1,857	16,511	16,521

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	From the closing date to June 30, 2017
Operating income	19,803	14,469	684	804	4	14
Finance expenses	(20)	(31)	(1,641)	291	(2)	(16)
Including: Interest income	10	4	1	1	30	32
Interest expense	(33)	(24)	(654)	(658)	(23)	(21)
Taxation	(14)	(15)	—	—	—	—

Net profit / (loss)	77	76	(932)	(796)	312	406
Other comprehensive income	10	(11)	(864)	1,399	286	(68)

Total comprehensive income	87	65	(1,796)	603	598	338

Total comprehensive income by share	44	23	(898)	302	299	169
Elimination of unrealised profit	—	—	—	—	(309)	(417)

Group’s share of total comprehensive income	44	23	(898)	302	(10)	(248)

Dividends received by the Group	—	—	—	—	—	—

(b)	Provision for impairment

	June 30, 2018	December 31, 2017
Associates and joint ventures
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
North China Petroleum Steel Pipe Co., Ltd.	—	(78)
Other	(62)	(62)

	(171)	(249)

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2017	Addition	Deduction	June 30, 2018
Daqing Oilfield Company Limited	66,720	66,720	—	—	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	—	—	23,778
PetroChina Hong Kong Limited	25,590	25,590	—	—	25,590
PetroChina International Investment Company Limited	31,314	31,314	—	—	31,314
PetroChina International Company Limited	18,953	18,953	—	—	18,953
PetroChina Pipelines Company Limited	109,216	109,216	—	—	109,216
Other		75,743	843	(507)	76,079

Total		351,314	843	(507)	351,650

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Percentage ownership interest (%)	50.00	50.00	72.26	72.26
Current assets	18,465	24,722	4,436	2,882
Non-current assets	156,223	133,961	230,455	232,842
Current liabilities	15,591	13,273	5,614	6,059
Non-current liabilities	21,378	13,206	8,408	8,408

Net assets	137,719	132,204	220,869	221,257

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Operating income	21,641	17,749	21,242	23,046
Net profit	5,979	1,667	10,578	11,959
Total comprehensive income	6,522	190	10,578	11,959
Profit attributable to non-controlling interests	3,480	1,146	2,934	3,317
Dividends paid to non-controlling interests	1,007	549	3,127	3,569

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Net cash inflow from operating activities	7,103	3,534	14,515	13,222

15 FIXED ASSETS

	December 31, 2017	Addition	Reduction	June 30, 2018
Cost
Buildings	226,107	3,317	(1,143)	228,281
Equipment and Machinery	1,058,010	9,142	(2,865)	1,064,287
Motor Vehicles	28,990	217	(1,075)	28,132
Other	33,307	567	(365)	33,509

Total	1,346,414	13,243	(5,448)	1,354,209

Accumulated depreciation
Buildings	(89,655)	(4,829)	635	(93,849)
Equipment and Machinery	(476,676)	(23,937)	1,620	(498,993)
Motor Vehicles	(20,229)	(826)	662	(20,393)
Other	(13,314)	(832)	51	(14,095)

Total	(599,874)	(30,424)	2,968	(627,330)

Fixed assets, net
Buildings	136,452			134,432
Equipment and Machinery	581,334			565,294
Motor Vehicles	8,761			7,739
Other	19,993			19,414

Total	746,540			726,879

Provision for impairment
Buildings	(4,112)	—	24	(4,088)
Equipment and Machinery	(42,412)	—	430	(41,982)
Motor Vehicles	(68)	—	2	(66)
Other	(4,914)	—	166	(4,748)

Total	(51,506)	—	622	(50,884)

Net book value
Buildings	132,340			130,344
Equipment and Machinery	538,922			523,312
Motor Vehicles	8,693			7,673
Other	15,079			14,666

Total	695,034			675,995

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

Depreciation charged to profit or loss provided on fixed assets for the six months ended June 30, 2018 was RMB 30,011. Cost transferred from construction in progress to fixed assets was RMB 11,963.

As of June 30, 2018, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 1,283.

As of June 30, 2018, the Group has no significant fixed assets which are pledged.

16 OIL AND GAS PROPERTIES

	December 31, 2017	Addition	Reduction	June 30, 2018
Cost
Mineral interests in proved properties	35,826	7,599	(83)	43,342
Mineral interests in unproved properties	30,336	30	(1,374)	28,992
Wells and related facilities	1,945,389	34,300	(480)	1,979,209

Total	2,011,551	41,929	(1,937)	2,051,543

Accumulated depletion
Mineral interests in proved properties	(8,750)	(1,130)	—	(9,880)
Wells and related facilities	(1,151,377)	(79,947)	436	(1,230,888)

Total	(1,160,127)	(81,077)	436	(1,240,768)

Oil and gas properties, net
Mineral interests in proved properties	27,076			33,462
Mineral interests in unproved properties	30,336			28,992
Wells and related facilities	794,012			748,321

Total	851,424			810,775

Provision for impairment
Mineral interests in proved properties	(1,103)	—	52	(1,051)
Mineral interests in unproved properties	(4,679)	—	165	(4,514)
Wells and related facilities	(34,038)	—	212	(33,826)

Total	(39,820)	—	429	(39,391)

Net book value
Mineral interests in proved properties	25,973			32,411
Mineral interests in unproved properties	25,657			24,478
Wells and related facilities	759,974			714,495

Total	811,604			771,384

Depletion charged to profit or loss provided on oil and gas properties for the six months ended June 30, 2018 was RMB 79,760.

As of June 30, 2018, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 99,854. Related depletion charge for the six months ended June 30, 2018 was RMB 3,940.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2017	Addition	Transf- erred to fixed assets or oil and gas properties	Other reduction	June 30, 2018	Proportion of construction compared to budget %	Capitalis- ed interest expense	Including: capitalised interest expense for current year	Source of fund
Huabei Petro-chemical upgrade of refining quality and technical reformation of safety and environmental protection	10,059	6,349	670	(17)	—	7,002	74%	282	37	Self& loan
China-Russia East Natural Gas Pipeline Project (Heihe- Changling Section)	12,700	413	3,350	—	—	3,763	30%	3	—	Self& loan
Liaoyang Petrochemical optimization and efficiency renovation of Russia crude oil processing project	5,265	2,436	817	(72)	—	3,181	63%	82	46	Self& loan
Other		190,001	60,963	(44,719)	(6,943)	199,302		5,884	643

		199,199	65,800	(44,808)	(6,943)	213,248		6,251	726
Less:
Provision for impairment		(3,007)	—	—	35	(2,972)

		196,192				210,276

For the six months ended June 30, 2018, the capitalised interest expense amounted to RMB 726 (for the six months ended June 30, 2017: RMB 955). The average annual interest rates used to determine the capitalised amount are 4.28%.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2017	Addition	Reduction	June 30, 2018
Cost
Land use rights	71,064	1,880	(284)	72,660
Patents	4,465	3	—	4,468
Other (i)	33,777	639	(75)	34,341

Total	109,306	2,522	(359)	111,469

Accumulated amortisation
Land use rights	(15,485)	(1,168)	33	(16,620)
Patents	(3,501)	(73)	—	(3,574)
Other	(16,675)	(1,017)	55	(17,637)

Total	(35,661)	(2,258)	88	(37,831)

Intangible assets, net
Land use rights	55,579			56,040
Patents	964			894
Other	17,102			16,704

Total	73,645			73,638

Provision for impairment	(732)	—	1	(731)

Net book value	72,913			72,907

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.

Amortisation charged to profit or loss provided on intangible assets for the six months ended June 30, 2018 was RMB 2,224.

19 GOODWILL

	June 30, 2018	December 31, 2017
Cost
PetroChina Pipelines Company Limited	37,994	37,994
Petroineos Trading Limited	4,475	4,419
Singapore Petroleum Company	2,914	2,877
Other	390	353

Total	45,773	45,643
Provision for impairment	(3,709)	(3,709)

Net book value	42,064	41,934

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited, and PetroChina Pipelines Company Limited completed in 2009, 2011 and 2015, respectively.

20 LONG-TERM PREPAID EXPENSES

	December 31, 2017	Addition	Reduction	June 30, 2018
Advance lease payments (i)	18,801	1,928	(1,670)	19,059
Other	7,910	1,132	(1,123)	7,919

Total	26,711	3,060	(2,793)	26,978

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation charged to profit or loss provided on long-term prepaid expenses for the six months ended June 30, 2018 was RMB 2,382.

21 PROVISION FOR ASSETS

	December 31, 2017	Addition	Reversal	Write- off and others	June 30, 2018
Bad debts provision	7,595	4	(12)	(20)	7,567
Including:
Bad debts provision for notes and accounts receivable	4,771	4	(3)	(4)	4,768
Bad debts provision for other receivables	2,631	—	(9)	(11)	2,611
Bad debts provision for advances to suppliers	193	—	—	(5)	188
Provision for declines in the value of inventories	1,156	57	(43)	(222)	948
Provision for impairment of available-for-sale financial assets	334	—	—	(334)	—
Provision for impairment of long-term equity investments	249	—	—	(78)	171
Provision for impairment of fixed assets	51,506	—	—	(622)	50,884
Provision for impairment of oil and gas properties	39,820	—	—	(429)	39,391
Provision for impairment of construction in progress	3,007	—	—	(35)	2,972
Provision for impairment of intangible assets	732	—	—	(1)	731
Provision for impairment of goodwill	3,709	—	—	—	3,709
Provision for impairment of other non-current assets	163	3	—	—	166

Total	108,271	64	(55)	(1,741)	106,539

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

22 SHORT-TERM BORROWINGS

	June 30, 2018	December 31, 2017
Impawn - USD	2,844	2,614
Unsecured - RMB	44,505	49,440
Unsecured - USD	34,587	36,338
Unsecured - JPY	2,728	2,859
Unsecured - Other	3,641	2,630

	88,305	93,881

As of June 30, 2018, the above impawn USD borrowings were impawned by a letter of credit whose carrying amount was USD 403 million and time deposit of one-year maturity RMB 223.

The weighted average interest rate for short-term borrowings as of June 30, 2018 is 2.65% per annum (December 31, 2017: 2.41%).

23 NOTES AND ACCOUNTS PAYABLE

As of June 30, 2018 and December 31, 2017, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

As of June 30, 2018, accounts payable aged over one year amounted to RMB 35,153 (December 31, 2017: RMB 37,888), and mainly comprised of payables to several suppliers and were not settled.

24 ADVANCES FROM CUSTOMERS

As of December 31, 2017, advances from customers mainly represented the sales of natural gas, crude oil and refined oil, etc. The advances from customers aged over one year amounted to RMB 4,729.

25 CONTRACT LIABILITIES

As of June 30, 2018, contract liabilities mainly represented the sales of natural gas, crude oil and refined oil, etc. The contract liabilities aged over one year amounted to RMB 4,859.

26 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2017	Addition	Reduction	June 30, 2018
Short-term employee benefits	6,670	50,119	(46,360)	10,429
Post-employment benefits - defined contribution plans	281	9,045	(9,080)	246
Termination benefits	4	26	(26)	4

	6,955	59,190	(55,466)	10,679

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

(2) Short-term employee benefits

	December 31, 2017	Addition	Reduction	June 30, 2018
Wages, salaries and allowances	1,942	37,851	(34,675)	5,118
Staff welfare	—	2,694	(2,689)	5
Social security contributions	600	4,225	(4,107)	718
Including:
Medical insurance	562	3,669	(3,547)	684
Work-related injury insurance	30	327	(331)	26
Maternity insurance	8	214	(214)	8
Housing provident funds	40	3,937	(3,930)	47
Labour union funds and employee education funds	4,085	1,392	(938)	4,539
Other	3	20	(21)	2

	6,670	50,119	(46,360)	10,429

(3) Post-employment benefits - defined contribution plans

	December 31, 2017	Addition	Reduction	June 30, 2018
Basic pension insurance	241	6,930	(6,965)	206
Unemployment insurance	17	200	(199)	18
Annuity	23	1,915	(1,916)	22

	281	9,045	(9,080)	246

As of June 30, 2018, employee benefits payable did not contain any balance in arrears.

27 TAXES PAYABLE

	June 30, 2018	December 31, 2017
Value added tax payable	8,626	7,731
Income tax payable	11,102	9,533
Consumption tax payable	11,918	27,413
Other	12,049	12,754

	43,695	57,431

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

28 OTHER PAYABLES

As of June 30, 2018, other payables mainly comprised deposits, and payments made on behalf, and other payables aged over one year amounted to RMB 19,420 (December 31, 2017: RMB 13,296).

29 PROVISIONS

	December 31, 2017	Addition	Reduction	June 30, 2018
Assets retirement obligations	131,546	1,851	(107)	133,290

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	June 30, 2018	December 31, 2017
Long-term borrowings due within one year
Guarantee – RMB	39	43
Guarantee – USD	2,725	1,735
Guarantee – Other	24	27
Impawn – RMB	7	7
Unsecured – RMB	55,733	33,335
Unsecured – USD	1,249	10,386
Unsecured – Other	1	3

	59,778	45,536
Debentures payable due within one year	—	36,000

	59,778	81,536

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

31 LONG-TERM BORROWINGS

	June 30, 2018	December 31, 2017
Guarantee – RMB	106	110
Guarantee – USD	20,751	21,293
Guarantee – Other	46	60
Impawn – RMB	308	215
Unsecured – RMB	169,341	158,388
Unsecured – USD	56,235	57,631
Unsecured – Other	2,991	3,031

	249,778	240,728
Less: Long-term borrowings due within one year (Note 30)	(59,778)	(45,536)

	190,000	195,192

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	June 30, 2018	December 31, 2017
Between one and two years	55,755	56,572
Between two and five years	96,441	101,102
After five years	37,804	37,518

	190,000	195,192

The weighted average interest rate for long-term borrowings as of June 30, 2018 is 3.95% (December 31, 2017: 3.94%).

The fair values of long-term borrowings amounted to RMB 235,267 (December 31, 2017: RMB 224,592). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2017	Addition	Reduction	June 30, 2018
2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	—	—	2,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	—	—	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	16,000	—	(16,000)	—
2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	—	—	4,000
2015 PetroChina Company Limited first tranche medium-term notes	May 4, 2015	3 - year	4.03	20,000	—	(20,000)	—
2015 PetroChina Company Limited second tranche medium-term notes	October 9, 2015	5 - year	3.85	20,000	—	—	20,000
Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5 - year	2.88	3,218	53	—	3,271
Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10 - year	3.75	3,218	52	—	3,270
2016 PetroChina Company Limited Corporate Debentures first tranche - 5 years	January 19, 2016	5 - year	3.03	8,800	—	—	8,800
2016 PetroChina Company Limited Corporate Debentures fist tranche - 10 years	January 19, 2016	10 - year	3.50	4,700	—	—	4,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 5 years	March 3, 2016	5 - year	3.15	12,700	—	—	12,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 3, 2016	10 - year	3.70	2,300	—	—	2,300
2016 PetroChina Company Limited Corporate Debentures third tranche - 5 years	March 24, 2016	5 - year	3.08	9,500	—	—	9,500
2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 24, 2016	10 - year	3.60	2,000	—	—	2,000
2016 PetroChina Company Limited first tranche medium-term notes	May 11, 2016	5 - year	3.45	15,000	—	—	15,000
Kunlun Energy Co., Ltd. Convertible bonds(i)	July 25, 2016	3 - year	1.63	3,230	38	—	3,268
2017 PetroChina Company Limited Corporate Debentures first tranche	August 18, 2017	3 - year	4.30	2,000	—	—	2,000

				130,666	143	(36,000)	94,809

Less: Debentures Payable due within one year (Note 30)				(36,000)			—

				94,666			94,809

(i)

The term of convertible bonds issued by Kunlun Energy Company Limited is 3 years. The holders of the bonds are entitled to convert the bonds from September 4, 2016 and thereafter till the tenth day before the expiration date.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

The above-mentioned debentures were issued at the par value, without premium or discount.

As of June 30, 2018, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 8,000 (December 31, 2017: RMB 24,000).

The fair values of the debentures amounted to RMB 86,723 (December 31, 2017: RMB 119,115). The fair values are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	June 30, 2018		December 31, 2017
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	10,954	48,774	11,414	50,685
Wages and welfare	1,551	7,342	986	4,530
Carry forward of losses	27,989	253,906	27,911	253,429
Other	12,276	77,825	15,312	64,475

	52,770	387,847	55,623	373,119

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of its branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

(b) Deferred tax liabilities

	June 30, 2018		December 31, 2017
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	27,447	99,468	27,533	99,688
Other	14,121	63,955	14,033	62,972

	41,568	163,423	41,566	162,660

Deferred tax assets and liabilities after offset are listed as below:

	June 30, 2018	December 31, 2017
Deferred tax assets	22,345	26,724
Deferred tax liabilities	11,143	12,667

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	June 30, 2018	December 31, 2017
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2017	Addition	Reduction	June 30, 2018
Capital premium	86,169	44	—	86,213
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Other	1,515	—	(4)	1,511

	128,639	44	(4)	128,679

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

36 SURPLUS RESERVES

	December 31, 2017	Addition	Reduction	June 30, 2018
Statutory Surplus Reserves	188,729	—	—	188,729
Discretionary Surplus Reserves	40	—	—	40

	188,769	—	—	188,769

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2018 (for the six months ended June 30, 2017: None).

37 UNDISTRIBUTED PROFITS

For the six months ended June 30, 2018
Undistributed profits at beginning of the period	707,448
Add: Net profit attributable to equity holders of the Company	27,086
Less: Ordinary share dividends payable	(11,117)
Other	(166)

Undistributed profits at end of the period	723,251

At the meeting on June 5, 2018, the Board of Directors proposed annual dividends attributable to equity holders of the Company in respect of 2018 of RMB 0.08880 yuan per share, amounting to a total of RMB 16,252, according to the issued 183,021 million shares. The dividends are not paid by the end of the reporting period and are not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries

	Percentage of shares held by non-controlling interests (%)	Profit or loss attributable to non-controlling interests	Dividends declared to non-controlling interests	Balance of non- controlling interests
CNPC Exploration and Development Company Limited	50.00	3,480	1,007	70,104
PetroChina Pipelines Company Limited	27.74	2,934	3,127	61,269
PetroChina Hong Kong Limited	41.67	3,041	948	42,626
PetroKazakhstan Inc.	33.00	3	273	1,967
Other				15,825

				191,791

39 OPERATING INCOME AND COST OF SALES

	Group
	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Income from principal operations (a)	1,081,767	955,848
Income from other operations (b)	27,055	20,061

	1,108,822	975,909

	Group
	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Cost of sales from principal operations (a)	843,015	755,312
Cost of sales from other operations (b)	27,773	21,835

	870,788	777,147

	Company
	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Income from principal operations (a)	630,506	555,489
Income from other operations (b)	19,340	14,570

	649,846	570,059

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

	Company
	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Cost of sales from principal operations (a)	467,264	421,638
Cost of sales from other operations (b)	19,843	17,111

	487,107	438,749

(a)	Income and cost of sales from principal operations

	Group
	For the six months ended June 30, 2018		For the six months ended June 30, 2017
	Income	Cost	Income	Cost
Exploration and Production	289,768	220,569	237,562	197,996
Refining and Chemicals	405,819	276,752	328,491	214,188
Marketing	917,476	888,551	795,487	764,802
Natural gas and Pipeline	169,697	152,418	141,096	125,118
Head Office and Other	13	19	43	39
Intersegment elimination	(701,006)	(695,294)	(546,831)	(546,831)

Total	1,081,767	843,015	955,848	755,312

	Company
	For the six months ended June 30, 2018		For the six months ended June 30, 2017
	Income	Cost	Income	Cost
Exploration and Production	228,255	184,525	189,209	167,783
Refining and Chemicals	365,599	247,533	310,936	200,783
Marketing	375,205	359,781	321,633	304,386
Natural gas and Pipeline	142,522	147,981	119,318	127,896
Head Office and Other	11	19	42	39
Intersegment elimination	(481,086)	(472,575)	(385,649)	(379,249)

Total	630,506	467,264	555,489	421,638

(b)	Income and cost of sales from other operations

	Group
	For the six months ended June 30, 2018		For the six months ended June 30, 2017
	Income	Cost	Income	Cost
Sale of materials	3,024	2,859	2,241	2,083
Other	24,031	24,914	17,820	19,752

Total	27,055	27,773	20,061	21,835

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

	Company
	For the six months ended June 30, 2018		For the six months ended June 30, 2017
	Income	Cost	Income	Cost
Sale of materials	2,201	1,777	1,344	1,037
Other	17,139	18,066	13,226	16,074

Total	19,340	19,843	14,570	17,111

40 TAXES AND SURCHARGES

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
City maintenance and construction tax	8,202	7,767
Educational surcharge	5,581	5,456
Consumption tax	72,382	68,240
Resource tax	11,157	8,970
Crude oil special gain levy	1,178	—
Other	5,045	4,200

	103,545	94,633

41 SELLING EXPENSES

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Employee compensation costs	9,758	9,331
Depreciation, depletion and amortisation	4,163	4,369
Transportation expense	7,320	7,018
Lease, packing, warehouse storage expenses	3,888	3,799
Other	5,833	5,621

	30,962	30,138

42 GENERAL AND ADMINISTRATIVE EXPENSES

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Employee compensation costs	11,998	11,953
Depreciation, depletion and amortisation	2,774	2,776
Repair expense	5,712	4,668
Lease, packing, warehouse storage expenses	3,245	2,951
Safety fund	2,795	2,707
Technology service expense	346	262
Other taxes	303	378
Other	4,450	4,974

	31,623	30,669

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

43 RESEARCH AND DEVELOPMENT EXPENSES

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Employee compensation costs	2,132	2,097
Depreciation, depletion and amortisation	626	629
Fuel and material consumption	211	141
Other	3,115	2,511

Total	6,084	5,378

44 FINANCE EXPENSES

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Interest expense	11,109	11,332
Less: Interest income	(1,434)	(1,189)
Exchange losses	7,905	4,233
Less: Exchange gains	(8,274)	(3,509)
Other	401	461

	9,707	11,328

45 ASSET IMPAIRMENT LOSSES

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Impairment losses for bad debts provision	—	(8)
Impairment losses for declines in the value of inventories	14	273

	14	265

46 CREDIT LOSSES

For the six months ended June 30, 2018
Notes and account receivable	1
Other receivables	(9)
Other non-current assets	3

Total	(5)

—

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

47 OTHER INCOME

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Refund of import value-added tax, relating to the import of natural gas	2,574	1,490
Refund of value-added tax, relating to the change from business tax to value-added tax	1,474	987
Other	388	24

	4,436	2,501

48 INVESTMENT INCOME

	Group
	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Gains on investments in other equity instruments	13	—
Gains on available-for-sale financial assets	—	30
Share of profit of associates and joint ventures	3,824	2,215
Gains on disposal of associates and joint ventures	6	—
(Losses) / gains on disposal of subsidiaries	(8)	63
Other	104	162

	3,939	2,470

	Company
	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Gains on investments in other equity instruments	7	—
Gains on available-for-sale financial assets	—	17
Share of profit of associates and joint ventures	2,406	1,649
Dividends declared by subsidiaries	21,864	17,140
Losses on disposal of subsidiaries	(77)	(47)
Other	4	118

	24,204	18,877

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

49 GAINS FROM ASSET DISPOSALS

	For the six months ended June 30, 2018	For the six months ended June 30, 2017	Amount recognised in extraordinary gain and loss for six months ended June 30, 2018
Gaines from disposal of fixed assets and oil and gas properties	37	199	37
Losses from disposal of construction in progress	(1)	(5)	(1)
Gains from disposal of intangible assets	73	34	73
Losses from disposal of other long-term assets	(14)	(1)	(14)

	95	227	95

50 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	For the six months ended June 30, 2018	For the six months ended June 30, 2017	Amounts included in non-recurring profit/loss items for the six months ended June 30, 2018
Government grants	305	456	305
Other	573	1,256	573

	878	1,712	878

(b) Non-operating expenses

	For the six months ended June 30, 2018	For the six months ended June 30, 2017	Amounts included in non-recurring profit/loss items for the six months ended June 30, 2018
Fines	105	51	105
Donation	19	41	19
Extraordinary loss	15	17	15
Damage or scrapping of non-current assets	2,515	2,329	2,515
Other	2,392	2,994	2,392

	5,046	5,432	5,046

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

51 TAXATION

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Income taxes	20,276	13,106
Deferred taxes	2,790	(6,238)

	23,066	6,868

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Profit before taxation	60,406	27,829
Tax calculated at a tax rate of 25%	15,102	6,957
Tax return true-up	639	1,115
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,727	353
Effect of preferential tax rate	(4,412)	(2,768)
Tax effect of income not subject to tax	(1,310)	(635)
Tax effect of expenses not deductible for tax purposes	11,320	1,846

Taxation	23,066	6,868

52 EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2018 and June 30, 2017 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

53 OTHER COMPREHENSIVE INCOME

Other comprehensive income attributable to equity holders of the Company	December 31, 2017	Addition	Reduction	June 30, 2018
Items that will not be reclassified to profit or loss
Including: Changes in fair value of investments in other equity instruments	389	11	(111)	289
Items that may be reclassified to profit or loss
Including: Share of other comprehensive income of equity-accounted investee	266	2	(6)	262
Translation differences arising from translation of foreign currency financial statements	(28,045)	1,473	(4,547)	(31,119)
Others	(43)	—	—	(43)

	(27,433)	1,486	(4,664)	(30,611)

54 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Operating income	1,108,822	975,909
Less: Changes in inventories of finished goods and work in progress	6,064	(3,586)
Raw materials and consumables used	(725,111)	(626,970)
Employee benefits expenses	(58,295)	(55,740)
Depreciation, depletion and amortisation expenses	(114,377)	(116,113)
Asset impairment losses	(14)	(265)
Credit losses	5	—
Lease expenses	(8,500)	(7,949)
Finance expenses	(9,707)	(11,328)
Other expenses	(134,313)	(122,409)

Operating profit	64,574	31,549

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

55 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	Group		Company
	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Net profit	37,340	20,961	33,811	15,194
Add: Impairment of asset, net	14	265	41	222
Credit Losses	(5)	—	(7)	—
Depreciation and depletion of fixed assets and oil and gas properties	109,771	111,811	65,441	73,546
Amortisation of intangible assets	2,224	2,138	1,794	1,727
Amortisation of long-term prepaid expenses	2,382	2,164	2,006	1,816
Losses / (gains) on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	2,420	2,107	(483)	(190)
Capitalised exploratory costs charged to expense	6,943	3,610	6,822	3,549
Safety fund reserve	2,119	2,197	1,267	1,367
Finance expense	9,675	10,143	8,093	6,557
Investment income	(3,939)	(2,470)	(24,204)	(18,877)
Increase / (decrease) in deferred taxation	2,790	(6,238)	5,299	(3,992)
(Increase) / decrease in inventories	(15,166)	7,362	(11,762)	7,508
Increase in operating receivables	(39,901)	(38,062)	(8,239)	(14,293)
Increase in operating payables	29,491	28,845	6,183	5,496

Net cash flows from operating activities	146,158	144,833	86,062	79,630

(b) Net (decrease) / increase in cash and cash equivalents

	Group		Company
	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Cash at end of the period	117,477	114,538	48,871	34,073
Less: Cash at beginning of the period	(122,777)	(97,931)	(44,432)	(15,201)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

(Decrease) / increase in cash and cash equivalents	(5,300)	16,607	4,439	18,872

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

(c) Cash and cash equivalents

	Group		Company
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Cash at bank and on hand	128,549	136,121	48,871	44,432
Less: Time deposits with maturities over 3 months	(11,072)	(13,344)	—	—

Cash and cash equivalents at end of the period	117,477	122,777	48,871	44,432

56 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the six months ended June 30, 2018 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	297,364	409,070	929,735	173,286	373	1,809,828
Less: Intersegment revenue	(242,322)	(319,089)	(123,791)	(15,745)	(59)	(701,006)

Revenue from external customers	55,042	89,981	805,944	157,541	314	1,108,822

Segment expenses (i)	(213,280)	(182,139)	(599,801)	(35,220)	(8,126)	(1,038,566)

Segment result	32,639	24,583	4,891	15,951	(7,808)	70,256

Unallocated expenses						(5,682)

Operating profit						64,574

Segment assets	1,253,580	294,313	441,912	521,656	1,427,236	3,938,697
Other assets						26,280
Elimination of intersegment balances (ii)						(1,556,644)

Total assets						2,408,333

Segment liabilities	452,437	64,487	227,716	113,128	598,065	1,455,833
Other liabilities						54,838
Elimination of intersegment balances (ii)						(502,624)

Total liabilities						1,008,047

Depreciation, depletion and amortisation	(85,959)	(10,641)	(6,597)	(10,388)	(792)	(114,377)
Asset impairment losses	—	39	10	(35)	—	14
Credit Losses	(2)	(7)	4	—	—	(5)
Capital expenditures	58,361	4,230	3,308	8,221	498	74,618

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

(b) Segment information as of and for the six months ended June 30, 2017 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	242,620	331,703	805,262	142,649	506	1,522,740
Less: Intersegment revenue	(198,560)	(247,795)	(85,595)	(14,796)	(85)	(546,831)

Revenue from external customers	44,060	83,908	719,667	127,853	421	975,909

Segment expenses (i)	(197,719)	(155,000)	(546,233)	(29,970)	(6,542)	(935,464)

Segment result	9,480	17,429	5,806	13,812	(6,082)	40,445

Unallocated expenses						(8,896)

Operating profit						31,549

Segment assets	1,265,858	302,089	406,100	534,887	1,423,943	3,932,877
Other assets						34,633
Elimination of intersegment balances (ii)						(1,567,526)

Total assets						2,399,984

Segment liabilities	507,522	86,138	193,334	135,984	627,269	1,550,247
Other liabilities						47,188
Elimination of intersegment balances (ii)						(581,636)

Total liabilities						1,015,799

Depreciation, depletion and amortisation	(88,676)	(10,759)	(6,134)	(9,751)	(793)	(116,113)
Asset impairment losses	—	221	69	(25)	—	265
Capital expenditures	45,303	4,667	1,930	10,132	307	62,339

(i)	Segment expenses include operating costs, taxes and surcharges, selling, general and administrative expenses, and research and development expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(2) Geographical information

Revenue from external customers	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Mainland China	717,272	624,078
Other	391,550	351,831

	1,108,822	975,909

Non-current assets (i)	June 30, 2018	December 31, 2017
Mainland China	1,698,220	1,731,418
Other	222,326	219,669

	1,920,546	1,951,087

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

57 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	Limited liability company (wholly state-owned)	PRC	Wang Yilin	Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, construction and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	June 30, 2018		December 31, 2017
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National PetroleumCorporation	81.65	81.65	82.71	82.71

(2)	Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

(3) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (PetroChina) Co., Ltd.	Joint venture
Arrow Energy Holdings Pty Ltd.	Joint venture
Trans-Asia Gas Pipeline Co., Ltd.	Joint venture
CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC
CNPC Material Company Co., Ltd	Fellow subsidiary of CNPC
China Petroleum Finance Co., Ltd ( “CP Finance”)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC
CNPC Captive Insurance Co., Ltd.	Fellow subsidiary of CNPC

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On August 28, 2014, based on the original Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect since January 1, 2015. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2011. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2014.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,777 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee (exclusive of tax and government charges) of land was adjusted to no more than RMB 4,831. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2015. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing On August 24, 2017, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,773 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee (exclusive of tax and government charges) of land was adjusted to no more than RMB 5,783. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing building. The Company agreed to lease an aggregate area of approximately 1,179,586 square meters from CNPC, and adjusted the total fee of building, according to the newly confirmed area of leasing building and the situation of building market. In addition, the annual fee of building was adjusted to RMB 708. Besides area and fee of building, the other lease terms of the Buildings Leasing Contract kept the same. The confirmation letter was effective since January 1, 2015. On August 24, 2017, the Company and CNPC entered into a New Buildings Leasing Contract which took effect on January 1, 2018. The Revised Buildings Leasing Contract was terminated on the effective date of the New Buildings Leasing Contract. Under this contract, buildings covering an aggregate area of 1,152,968 square meters approximately were leased at rental payable RMB 730. The New Building Leasing Contract will expire at Dec 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

	Notes	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	34,530	52,258
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	41,120	37,067
Fees for production services	(3)	64,803	73,776
Social services charges	(4)	1,452	1,440
Ancillary services charges	(5)	1,850	1,792
Material supply services	(6)	5,009	2,520
Financial services
Interest income	(7)	152	158
Interest expense	(8)	4,878	5,222
Other financial service expense	(9)	768	846
Rents and other payments made under financial leasing	(10)	397	385
Rental paid to CNPC	(11)	2,571	2,337
Purchases of assets from CNPC and its subsidiaries	(12)	301	320

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2)

Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3)

Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.

(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of June 30, 2018 were RMB 28,778 (December 31, 2017: RMB 25,903).

(8)

The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of June 30, 2018 were RMB 192,223 (December 31, 2017: RMB 208,395).

(9)	Other financial service expense primarily refers to expense of insurance and other services.

(10)

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.

(11)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(12)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
(a) Sales of goods
- Crude Oil	1,886	2,087
- Refined products	12,230	14,083
- Chemical products	825	184
- Natural Gas	52	60
(b) Sales of services	16	17
(c) Purchases of goods	14,388	15,083
(d) Purchases of services	469	399

(5) Commissioned loans

There has been entrusted loans between the Company and its subsidiaries provided through China Petroleum Finance Co., Ltd. and other financial institutions at market interest rates, and they have been offset in the consolidated financial statements. As at 30 June 2018, the above-mentioned offset entrusted loans include the entrusted loans provided by the Company to the subsidiaries with the amount of RMB 8.043 billion, and the entrusted loans provided by the subsidiaries to the Company with the amount of RMB 41.240 billion.

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	June 30, 2018	December 31, 2017
CNPC and its subsidiaries
Accounts receivable	10,881	9,021
Other receivables	5,048	4,792
Advances to suppliers	10,906	3,868
Other non-current assets	11,091	5,037

Associates and joint ventures
Accounts receivable	1,531	1,205
Advances to suppliers	104	327
Other current assets	6,440	5,794
Other non-current assets	11,034	9,811

As of June 30, 2018, the provisions for bad debts of the receivables from related parties amounted to RMB 7 (December 31, 2017: RMB 7).

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

As of June 30, 2018, the receivables from related parties represented 35% (December 31, 2017: 38%) of total receivables.

(b) Payables to related parties

	June 30, 2018	December 31, 2017
CNPC and its subsidiaries
Notes and accounts payable	56,026	62,801
Other payables	16,639	2,159
Advances from customers	—	406
Contract liabilities	582	—
Other non-current liabilities	2,881	3,053

Associates and joint ventures
Notes and accounts payable	332	494
Other payables	399	98
Advances from customers	—	43
Contract liabilities	88	—

As of June 30, 2018, the payables to related parties represented 21% (December 31, 2017: 21%) of total payables.

(8) Key management personnel compensation

	For the six months ended June 30, 2018 RMB’000	For the six months ended June 30, 2017 RMB’000
Key management personnel compensation	4,652	4,623

58 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At June 30, 2018 and December 31, 2017, the Group did not guarantee related parties or third parties any significant borrowings or others.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the Group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

59 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2018 and December 31, 2017 under non-cancellable operating leases are as follows:

	June 30, 2018	December 31, 2017
Within one year	10,914	11,519
Between one and two years	9,669	9,605
Between two and three years	9,452	9,363
Thereafter	196,422	198,898

	226,457	229,385

Operating lease expenses for the six months ended June 30, 2018 was RMB 8,500 (for the six months ended June 30, 2017: RMB 7,949).

(2) Capital commitments

As of June 30, 2018, the Group’s capital commitments contracted but not provided for were RMB 72,272 (December 31, 2017: RMB 70,563).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. No payments were incurred for the six months ended June 30, 2018 (for the six months ended June 30, 2017: nil).

Pursuant to the prevailing policies, estimated annual payments for the next five years are as follows:

June 30, 2018
Within one year	800
Between one and two years	800
Between two and three years	800
Between three and four years	800
Between four and five years	800

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION (UNAUDITED) FOR THE PERIOD ENDED JUNE 30, 2018 (All amounts in RMB millions unless otherwise stated)	2018 INTERIM REPORT

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	For the six months	For the six months
	ended June 30, 2018	ended June 30, 2017
Net loss on disposal of non-current assets	(2,414)	(2,113)
Government grants recognised in the income statement	305	456
Net gain on disposal of available-for-sale financial assets	—	6
Reversal of provisions for bad debts against receivables	12	9
Net profit or loss arising from the disposal of the subsidiary	(8)	63
Other non-operating income and expenses	(1,958)	(1,848)

	(4,063)	(3,427)

Tax impact of non-recurring profit/loss items	912	866
Impact of non-controlling interests	10	(67)

Total	(3,141)	(2,628)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the six months under IFRS and CAS were RMB 37,342 and RMB 37,340 respectively, with a difference of RMB 2; the consolidated shareholders’ equity for the six months under IFRS and CAS were RMB 1,399,997 and RMB 1,400,286 respectively, with a difference of RMB 289. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF COMPREHENSIVE INCOME

For the six months ended June 30, 2018 and June 30, 2017

(Amounts in millions)

	Notes	Six months ended June 30
		2018	2017
		RMB	RMB
REVENUE	5	1,108,822	975,909

OPERATING EXPENSES
Purchases, services and other		(719,047)	(630,556)
Employee compensation costs		(58,295)	(55,740)
Exploration expenses, including exploratory dry holes		(10,759)	(6,859)
Depreciation, depletion and amortisation		(114,374)	(116,110)
Selling, general and administrative expenses		(36,857)	(34,386)
Taxes other than income taxes	6	(104,156)	(95,372)
Other income /(expense), net		557	(403)

TOTAL OPERATING EXPENSES		(1,042,931)	(939,426)

PROFIT FROM OPERATIONS		65,891	36,483

FINANCE COSTS
Exchange gain		8,274	3,509
Exchange loss		(7,905)	(4,233)
Interest income		1,434	1,189
Interest expense		(11,109)	(11,332)

TOTAL NET FINANCE COSTS		(9,306)	(10,867)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		3,824	2,215

PROFIT BEFORE INCOME TAX EXPENSE	7	60,409	27,831
INCOME TAX EXPENSE	8	(23,067)	(6,868)

PROFIT FOR THE PERIOD		37,342	20,963

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Fair value loss from financial assets measured at fair value through other comprehensive income		(122)	—
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		(2,159)	316
Fair value loss from available-for-sale financial assets, net of tax		—	(3)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		(4)	(124)

OTHER COMPREHENSIVE INCOME, NET OF TAX		(2,285)	189

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		35,057	21,152

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		27,088	12,676
Non-controlling interests		10,254	8,287

		37,342	20,963

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		23,910	13,550
Non-controlling interests		11,147	7,602

		35,057	21,152

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	9	0.148	0.069

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS	2018 INTERIM REPORT

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF FINANCIAL POSITION

As of June 30, 2018 and December 31, 2017

(Amounts in millions)

	Notes	June 30, 2018	December 31, 2017
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	11	1,657,639	1,702,813
Investments in associates and joint ventures		83,884	81,159
Available-for-sale financial assets		—	1,917
Financial assets measured at fair value through other comprehensive income		918	—
Advance operating lease payments		74,618	73,896
Intangible and other non-current assets		101,030	92,941
Deferred tax assets		22,345	26,724
Time deposits with maturities over one year		3,100	—

TOTAL NON-CURRENT ASSETS		1,943,534	1,979,450

CURRENT ASSETS
Inventories	12	159,808	144,669
Accounts receivable	13	63,897	53,143
Prepayments and other current assets		88,933	72,014
Notes receivable		23,317	19,215
Time deposits with maturities over three months but within one year		11,072	13,344
Cash and cash equivalents		117,477	122,777

TOTAL CURRENT ASSETS		464,504	425,162

CURRENT LIABILITIES
Accounts payable and accrued liabilities	14	303,989	343,819
Contract liabilities		70,113	—
Income taxes payable		11,102	9,533
Other taxes payable		32,593	47,898
Short-term borrowings	15	148,083	175,417

TOTAL CURRENT LIABILITIES		565,880	576,667

NET CURRENT LIABILITIES		(101,376)	(151,505)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,842,158	1,827,945

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		728,242	712,437
Reserves		296,944	298,062

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,208,207	1,193,520
NON-CONTROLLING INTERESTS		191,790	187,799

TOTAL EQUITY		1,399,997	1,381,319

NON-CURRENT LIABILITIES
Long-term borrowings	15	284,809	289,858
Asset retirement obligations		133,290	131,546
Deferred tax liabilities		11,137	12,660
Other long-term obligations		12,925	12,562

TOTAL NON-CURRENT LIABILITIES		442,161	446,626

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,842,158	1,827,945

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF CASH FLOWS

For the six months ended June 30, 2018 and June 30, 2017

(Amounts in millions)

	Six months ended June 30
	2018	2017
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	37,342	20,963
Adjustments for:
Income tax expense	23,067	6,868
Depreciation, depletion and amortisation	114,374	116,110
Capitalised exploratory costs charged to expense	6,943	3,610
Safety fund reserve	2,119	2,197
Share of profit of associates and joint ventures	(3,824)	(2,215)
Reversal of provision for impairment of receivables, net	(5)	(8)
Write down in inventories, net	14	273
Loss on disposal of property, plant and equipment	2,478	2,130
Gain on disposal of other non-current assets	(64)	(29)
Loss / (gain) on disposal of subsidiaries	8	(63)
Dividend income	(13)	(25)
Interest income	(1,434)	(1,189)
Interest expense	11,109	11,332
Changes in working capital:
Accounts receivable, prepayments and other current assets	(39,901)	(38,062)
Inventories	(15,166)	7,362
Accounts payable and accrued liabilities	28,817	35,589
Contract liabilities	2,937	—

CASH FLOWS GENERATED FROM OPERATIONS	168,801	164,843
Income taxes paid	(22,643)	(20,010)

NET CASH FLOWS FROM OPERATING ACTIVITIES	146,158	144,833

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS	2018 INTERIM REPORT

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF CASH FLOWS (CONTINUED)

For the six months ended June 30, 2018 and June 30, 2017

(Amounts in millions)

	Six months ended June 30
	2018	2017
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(97,736)	(80,467)
Acquisition of investments in associates and joint ventures	(230)	(1,089)
Acquisition of available-for-sale financial assets	—	(4)
Prepayments on long-term operating leases	(2,235)	(1,139)
Acquisition of intangible assets and other non-current assets	(1,098)	(1,310)
Proceeds from disposal of property, plant and equipment	179	144
Purchase of non-controlling interests	(3)	—
Acquisition of subsidiaries	—	(1)
Proceeds from disposal of other non-current assets	94	52
Interest received	1,171	828
Dividends received	1,161	1,563
Increase in time deposits with maturities over three months	(794)	(5,830)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(99,491)	(87,253)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(313,142)	(250,174)
Repayments of long-term borrowings	(126,759)	(144,534)
Interest paid	(11,144)	(11,090)
Dividends paid to non-controlling interests	(6,825)	(7,749)
Dividends paid to owners of the Company	(781)	(242)
Increase in short-term borrowings	307,036	264,174
Increase in long-term borrowings	98,739	110,056
Capital contribution from non-controlling interests	348	241
Payments to non-controlling interests due to capital reduction of subsidiaries	(86)	(15)
Increase /(decrease) in other long-term obligations	26	(289)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(52,588)	(39,622)

TRANSLATION OF FOREIGN CURRENCY	621	(1,351)

(Decrease)/ increase in cash and cash equivalents	(5,300)	16,607
Cash and cash equivalents at beginning of the period	122,777	97,931

Cash and cash equivalents at end of the period	117,477	114,538

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2018 and June 30, 2017

(Amounts in millions)

					Non-
					controlling	Total
	Attributable to Owners of the Company				Interests	Equity
	Share	Retained
	Capital	Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	183,021	711,197	294,806	1,189,024	183,711	1,372,735
Profit for the six months ended June 30, 2017	—	12,676	—	12,676	8,287	20,963
Other comprehensive income for the six months ended June 30, 2017	—	—	874	874	(685)	189
Special reserve-safety fund reserve	—	—	2,100	2,100	97	2,197
Dividends	—	(6,957)	—	(6,957)	(5,725)	(12,682)
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(2)	(2)
Capital contribution from non-controlling interests	—	—	—	—	631	631
Other	—	(8)	(25)	(33)	(108)	(141)

Balance at June 30, 2017	183,021	716,908	297,755	1,197,684	186,206	1,383,890

Balance at January 1, 2018	183,021	712,437	298,062	1,193,520	187,799	1,381,319
Profit for the six months ended June 30, 2018	—	27,088	—	27,088	10,254	37,342
Other comprehensive income for the six months ended June 30, 2018	—	—	(3,178)	(3,178)	893	(2,285)
Special reserve-safety fund reserve	—	—	2,020	2,020	99	2,119
Dividends	—	(11,117)	—	(11,117)	(7,026)	(18,143)
Transaction with non-controlling interests in subsidiaries	—	—	(3)	(3)	—	(3)
Capital contribution from non-controlling interests	—	—	44	44	452	496
Disposal of subsidiaries	—	—	—	—	(645)	(645)
Other	—	(166)	(1)	(167)	(36)	(203)

Balance at June 30, 2018	183,021	728,242	296,944	1,208,207	191,790	1,399,997

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

1 ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中國石油天然氣集團公司 was renamed 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 16).

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited consolidated interim condensed financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”).

The accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2017, except for the accounting policy changes that are expected to be reflected in the 2018 annual financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and June 30, 2017 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which generally includes only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results of operations expected for the year ended December 31, 2018.

Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s interim financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgements and key sources of estimation uncertainty related to the application of IFRS 15 “Revenue from contracts with customers” (“IFRS 15”) and IFRS 9 “Financial Instruments” (“IFRS 9”), which are described in Note 4.

(a) Estimation of oil and gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the eastern and western regions in aggregate. The tax losses recorded by the branches in the eastern region has given rise to deferred tax assets, which may be recoverable from future taxable profits generated by the branches in the eastern region. Any policy adjustments may increase or decrease the amount of tax expenses of the Company.

4. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2017.

The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending 31 December 2018.

The Group has initially adopted IFRS 15 and IFRS 9 from 1 January 2018. A number of other new standards are effective from 1 January 2018 but they do not have a material effect on the Group’s financial statements.

(a) IFRS 15 “Revenue from contracts with customers”

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 “Revenue” (“IAS 18”), IAS 11 “Construction Contracts” (“IAS 11”) and related interpretations.

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. 1 January 2018). Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The adoption of the new standard exerts no material impact on financial information other than, subject to the new standard, changes in presentation for certain financial statement item. According to the IFRS 15, yet corresponding adjustments haven’t been made to comparative figures by the Group.

(b) IFRS 9 “Financial Instruments”

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”).

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(i) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (“FVOCI”) – debt investment; FVOCI – equity investment; or Fair Value through Profit or Loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

– it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

– it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses (see (ii) below). Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

As for the classification and measurement of financial instruments, financial assets used to be carried at amortized costs and those at FVTPL shall continue to maintain their existing classification and measurement methods after adopting the new financial instruments standards. As for the non-trading equity instrument investments used to be classified as “Available-for-sale financial assets”, the Group chooses to irrevocably designate them as carried at FVOCI (not to be carried forward into current profit or loss in the future) which shall be accounted for in “Financial assets measured at fair value through other comprehensive income” instead of “Available-for-sale financial assets”. According to the IFRS 9, no adjustment has been made by the Group to the comparative financial figures.

(ii) Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘Expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39.

The financial assets at amortised cost consist of trade receivables and cash and cash equivalents.

Under IFRS 9, loss allowances are measured on either of the following bases:

– 12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

– lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the financial assets for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured as 12-month ECLs.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

The Group has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of impairment

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

Impairment losses on trade and other receivables are presented under ‘Selling, general and administrative expenses’, similar to the presentation under IAS 39, and not presented separately in the statement of profit or loss and OCI due to materiality considerations.

Impact of the new impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Group has determined that the application of IFRS 9’s impairment requirements at 1 January 2018.

Trade receivables

With respect to impairment, the new impairment model in new standards replaces the “incurred loss” model in original standards with an “expected credit loss” model. Subject to the new standards on financial instruments, the Group has made an assessment on the gap between the original carrying amount and the carrying amount at the date of adoption of the new standards. The adoption of the new standard exerts no material impact on the retained earnings and other comprehensive income at the beginning of 2018.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

The ECLs were calculated based on historical actual credit loss experience. The Group performed the calculation of ECL rates by the operating segment.

5 REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of revenue by segment is shown in Note 16.

6 TAXES OTHER THAN INCOME TAXES

	Six months ended June 30
	2018	2017
	RMB	RMB
Consumption tax	72,382	68,240
Resource tax	11,157	8,970
Crude oil special gain levy	1,178	—
Other	19,439	18,162

	104,156	95,372

7 PROFIT BEFORE INCOME TAX EXPENSE

	Six months ended June 30
	2018	2017
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from financial assets measured at fair value through other comprehensive income	13	—
Dividend income from available-for-sale financial assets	—	25
Reversal of provision for impairment of receivables	12	9
Reversal of write down in inventories	43	28
Gain on disposal of investment in subsidiaries	—	63
Charged
Amortisation of intangible and other assets	2,069	2,019
Cost of inventories recognised as expense	860,029	770,472
Provision for impairment of receivables	7	1
Interest expense (Note (i))	11,109	11,332
Loss on disposal of property, plant and equipment	2,478	2,130
Operating lease expenses	9,645	9,000
Research and development expenses	6,290	5,499
Write down in inventories	57	301
Loss on disposal of investment in subsidiaries	8	—
Note (i): Interest expense
Interest expense	11,835	12,287
Less: Amount capitalised	(726)	(955)

	11,109	11,332

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

8 INCOME TAX EXPENSE

	Six months ended June 30
	2018	2017
	RMB	RMB
Current taxes	20,276	13,106
Deferred taxes	2,791	(6,238)

	23,067	6,868

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

9 BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2018 and June 30, 2017 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

10 DIVIDENDS

	Six months ended June 30
	2018	2017
	RMB	RMB
Interim dividends attributable to owners of the Company for 2018 (a)	16,252	—
Interim dividends attributable to owners of the Company for 2017 (c)	—	12,676

(a)

As authorised by shareholders in the Annual General Meeting on June 5, 2018, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2018 of RMB 0.08880 yuan per share amounting to a total of RMB 16,252. The dividends were not paid by the end of the reporting period, and are not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position.

(b)

Final dividends attributable to owners of the Company in respect of 2017 of RMB 0.06074 yuan per share amounting to a total of RMB 11,117 were approved by the shareholders in the Annual General Meeting on June 5, 2018 and were paid on June 21, 2018 (A shares) and July 26, 2018 (H shares).

(c)

Interim dividends attributable to owners of the Company in respect of 2017 of RMB 0.06926 yuan per share amounting to a total of RMB 12,676. The dividends were not paid before June 30, 2017 and were not recognised as liability as of June 30, 2017, as they were declared after the date of the statement of financial position. The dividends were paid on September 15, 2017 (A shares) and October 27, 2017 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2016 of RMB 0.03801 yuan per share amounting to a total of RMB 6,957 were paid on June 22, 2017 (A shares) and July 27, 2017 (H shares).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

11 PROPERTY, PLANT AND EQUIPMENT

RMB
Cost
At January 1, 2018	3,556,941
Additions	74,276
Disposals or write offs	(12,697)
Currency translation differences	258

At June 30, 2018	3,618,778

Accumulated depreciation and impairment
At January 1, 2018	(1,854,128)
Charge for the period and others	(110,235)
Disposals or write offs	3,936
Currency translation differences	(712)

At June 30, 2018	(1,961,139)

Net book value
At June 30, 2018	1,657,639

RMB
Cost
At January 1, 2017	3,395,621
Additions	63,958
Disposals or write offs	(6,055)
Currency translation differences	(1,417)

At June 30, 2017	3,452,107

Accumulated depreciation and impairment
At January 1, 2017	(1,656,076)
Charge for the period and others	(112,333)
Disposals or write offs	1,979
Currency translation differences	1,213

At June 30, 2017	(1,765,217)

Net book value
At June 30, 2017	1,686,890

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

12 INVENTORIES

	June 30, 2018	December 31, 2017
	RMB	RMB
Crude oil and other raw materials	58,005	48,936
Work in progress	13,987	12,811
Finished goods	88,660	83,908
Spare parts and consumables	104	170

	160,756	145,825
Less: Write down in inventories	(948)	(1,156)

	159,808	144,669

13 ACCOUNTS RECEIVABLE

	June 30, 2018	December 31, 2017
	RMB	RMB
Accounts receivable	68,665	57,914
Less: Provision for impairment of accounts receivable	(4,768)	(4,771)

	63,897	53,143

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2018 and December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
	RMB	RMB
Within 1 year	62,489	51,051
Between 1 and 2 years	537	1,203
Between 2 and 3 years	319	379
Over 3 years	552	510

	63,897	53,143

The Group offers its customers credit terms up to 180 days.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

Movements in the provision for impairment of accounts receivable are as follows:

	Six months ended June 30
	2018	2017
	RMB	RMB
At beginning of the period	4,771	2,023
Provision for impairment of accounts receivable	4	1
Receivables written off as uncollectible	(4)	—
Reversal of provision for impairment of accounts receivable	(3)	—

At end of the period	4,768	2,024

14 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2018	December 31, 2017
	RMB	RMB
Trade payables	111,434	103,201
Advances from customers	—	67,176
Salaries and welfare payable	10,679	6,955
Accrued expenses	31,973	213
Dividends payable	10,676	139
Interest payable	2,295	3,910
Construction fee and equipment cost payables	98,375	121,313
Other	38,557	40,912

	303,989	343,819

Other consists primarily of customer deposits.

The aging analysis of trade payables as of June 30, 2018 and December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
	RMB	RMB
Within 1 year	102,315	94,996
Between 1 and 2 years	5,063	4,241
Between 2 and 3 years	1,553	1,894
Over 3 years	2,503	2,070

	111,434	103,201

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

15 BORROWINGS

	June 30, 2018	December 31, 2017
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	88,305	93,881
Current portion of long-term borrowings	59,778	81,536

	148,083	175,417
Long-term borrowings	284,809	289,858

	432,892	465,275

The movements in borrowings are analysed as follows:

RMB
Balance at January 1, 2018	465,275
Increase in borrowings	405,775
Decrease in borrowings	(439,901)
Currency translation differences	1,743

Balance at June 30, 2018	432,892

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	June 30, 2018	December 31, 2017
	RMB	RMB
Within 1 year	162,058	189,050
Between 1 and 2 years	72,259	69,159
Between 2 and 5 years	187,354	191,879
After 5 years	56,132	70,179

	477,803	520,267

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

16 SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 2- “Basis of Preparation and Accounting Policies”.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

The segment information for the operating segments for the six months ended June 30, 2018 and 2017 are as follows:

Six months ended June 30, 2018	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	297,364	409,070	929,735	173,286	373	1,809,828
Less: intersegment sales	(242,322)	(319,089)	(123,791)	(15,745)	(59)	(701,006)

Revenue from external customers	55,042	89,981	805,944	157,541	314	1,108,822

Depreciation, depletion and amortisation	(86,004)	(10,611)	(6,583)	(10,384)	(792)	(114,374)
Profit /(loss) from operations	29,889	23,208	4,485	16,105	(7,796)	65,891
Finance costs:
Exchange gain						8,274
Exchange loss						(7,905)
Interest income						1,434
Interest expense						(11,109)

Total net finance costs						(9,306)

Share of profit of associates and joint ventures	887	31	1,278	176	1,452	3,824

Profit before income tax expense						60,409
Income tax expense						(23,067)

Profit for the period						37,342

Segment assets	1,214,267	293,258	428,435	515,074	1,403,484	3,854,518
Other assets						26,280
Investments in associates and joint ventures	39,097	985	13,468	6,582	23,752	83,884
Elimination of intersegment balances (a)						(1,556,644)

Total assets						2,408,038

Capital expenditures	58,361	4,230	3,308	8,221	498	74,618
Segment liabilities	452,437	64,487	227,716	113,128	598,065	1,455,833
Other liabilities						54,832
Elimination of intersegment balances (a)						(502,624)

Total liabilities						1,008,041

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

Six months ended June 30, 2017	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	242,620	331,703	805,262	142,649	506	1,522,740
Less: intersegment sales	(198,560)	(247,795)	(85,595)	(14,796)	(85)	(546,831)

Revenue from external customers	44,060	83,908	719,667	127,853	421	975,909

Depreciation, depletion and amortisation	(88,673)	(10,759)	(6,134)	(9,751)	(793)	(116,110)
Profit/ (loss) from operations	6,916	15,837	5,682	13,934	(5,886)	36,483
Finance costs:
Exchange gain						3,509
Exchange loss						(4,233)
Interest income						1,189
Interest expense						(11,332)

Total net finance costs						(10,867)

Share of profit /(loss) of associates and joint ventures	125	(29)	722	92	1,305	2,215

Profit before income tax expense						27,831
Income tax expense						(6,868)

Profit for the period						20,963

Segment assets	1,223,026	300,579	395,284	530,337	1,401,567	3,850,793
Other assets						34,633
Investments in associates and joint ventures	42,611	1,438	10,808	4,550	22,376	81,783
Elimination of intersegment balances (a)						(1,567,526)

Total assets						2,399,683

Capital expenditures	45,303	4,667	1,930	10,132	307	62,339
Segment liabilities	507,522	86,138	193,334	135,984	627,269	1,550,247
Other liabilities						47,182
Elimination of intersegment balances (a)						(581,636)

Total liabilities						1,015,793

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

Geographical information

	Revenue		Non-current assets (b)
	Six months ended June 30, 2018	Six months ended June 30, 2017	June 30, 2018	December 31, 2017
	RMB	RMB	RMB	RMB
Mainland China	717,272	624,078	1,673,987	1,711,605
Other	391,550	351,831	243,184	239,204

	1,108,822	975,909	1,917,171	1,950,809

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

17 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At June 30, 2018 and December 31, 2017, the Group did not guarantee related parties or third parties any significant borrowings or others.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

18 COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2018 and December 31, 2017 under non-cancellable operating leases are as follows:

	June 30, 2018	December 31, 2017
	RMB	RMB
No later than 1 year	10,914	11,519
Later than 1 year and no later than 5 years	36,937	37,033
Later than 5 years	178,606	180,833

	226,457	229,385

(b) Capital commitments

At June 30, 2018, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 72,272 (December 31, 2017: RMB 70,563).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. No payments were incurred for the six months ended June 30, 2018 (six months ended June 30, 2017: nil).

According to the current policy, estimated annual payments for the next five years are as follows:

June 30, 2018
RMB
Within one year	800
Between one and two years	800
Between two and three years	800
Between three and four years	800
Between four and five years	800

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

19 RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a limited liability company directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2014.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 47,305 for the six months ended June 30, 2018 (six months ended June 30, 2017: RMB 66,871).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 2,234 for the six months ended June 30, 2018 (six months ended June 30, 2017: RMB 1,818).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 129,091 for the six months ended June 30, 2018 (six months ended June 30, 2017: RMB 132,077).

•

Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 301 for the six months ended June 30, 2018 (six months ended June 30, 2017: RMB 320).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

	June 30, 2018	December 31, 2017
	RMB	RMB
Accounts receivable	12,405	10,219
Prepayments and other receivables	16,058	8,987
Other current assets	6,440	5,794
Other non-current assets	22,125	14,848
Accounts payable and accrued liabilities	73,396	66,001
Contract liabilities	670	—
Other non-current liabilities	2,881	3,053

•

Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 152 for the six months ended June 30, 2018 (six months ended June 30, 2017: RMB 158). The balance of deposits at June 30, 2018 was RMB 28,778 (December 31, 2017: RMB 25,903).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 5,646 for the six months ended June 30, 2018 (six months ended June 30, 2017: RMB 6,068).

•	The borrowings from CNPC and its fellow subsidiaries at 30 June, 2018 were RMB 192,223 (December 31, 2017: RMB 208,395).

•

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 397 for the six months ended June 30, 2018 (six months ended June 30, 2017: RMB 385).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square metres with rental payable (exclusive of tax and government charges) adjusted to no more than RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 24, 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,773 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,783 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square metres with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at December 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2018

(Amounts in millions unless otherwise stated)

2018 INTERIM REPORT

(b) Key management compensation

	Six months ended June 30
	2018	2017
	RMB’000	RMB’000
Emoluments and other benefits	3,863	3,825
Contribution to retirement benefit scheme	789	798

	4,652	4,623

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets, and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

20 STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 16 “Lease” (“IFRS 16”) introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. IFRS 16 replaces existing leases guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases—Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group has started an initial assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognise new assets and liabilities for its operating leases of oil and gas stations and land use rights. In addition, the nature of expenses related to the operating leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact on the consolidated financial statements is expected for the Group’s finance leases.

DOCUMENTS AVAILABLE FOR INSPECTION

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations:

1. The financial statements under the hand and seal of the Chairman Mr. Wang Yilin, Vice Chairman and President Mr. Zhang Jianhua and Chief Financial Officer Mr. Chai Shouping of the Company.

2. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period.

3. The Articles of Association of the Company.

2018 INTERIM REPORT CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

CONFIRMATION FROM THE DIRECTORS AND

SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and the Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors and Senior Management of PetroChina Company Limited, we have carefully reviewed the interim report for 2018 and concluded that this interim report truly, accurately and completely represents the business performance of the Company in the first half of 2018, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors and Senior Management:

Wang Yilin	Zhang Jianhua	Liu Yuezhen	Liu Hongbin	Hou Qijun

Duan Liangwei	Qin Weizhong	Lin Boqiang	Zhang Biyi	Elsie Leung Oi-sie

Tokuchi Tatsuhito	Simon Henry	Sun Longde	Wu Enlai	Li Luguang

Tian Jinghui	Chai Shouping	Ling Xiao	Yang Jigang	Wang Zhongcai

August 30, 2018

This interim report is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.